Exhibit 99.2

Second Quarter Report 2022

WHEATON
PRECIOUS METALS

Version 2 Second Quarter Report 2022 WHEATON PRECIOUS METALS

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Six Months Ended June 30, 2022
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the 2021 audited consolidated financial statements, the related MD&A and the 2021 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 48 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of August 11, 2022.
Table of Contents

Operational Overview	4

Highlights	5

Outlook	6

Mineral Stream Interests	7

Mineral Royalty Interests	10

Long-Term Equity Investments	10

Convertible Notes Receivable	12

Quarterly Financial Review 1	15

Results of Operations and Operational Review	16

Liquidity and Capital Resources	26

Share Capital	34

Financial Instruments	34

Future Changes to Accounting Policies	34

Non-IFRS Measures	36

Subsequent Events	40

Controls and Procedures	40

Attributable Reserves and Resources	41

Cautionary Note Regarding Forward-Looking Statements	48

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [2]

Overview
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.
As of June 30, 2022, the Company has entered into 31 long-term purchase agreements (three of which are early deposit agreements), with 24 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 21 mining assets which are currently operating, 14 which are at various stages of development and 3 which have been placed in care and maintenance or have been closed, located in 13 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A and financial statements is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended June 30, 2022, the per ounce price paid by the Company for the metals acquired under the agreements averaged $465 for gold, $5.61 for silver, $408 for palladium and $6.86 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.
COVID-19
Update
Partner Operations
Wheaton continues to review our partners’ operations to understand their policies and procedures around the
COVID-19
pandemic. We have been advised that each operation will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. There can be no assurance that our partners’ operations will remain operational, or operate at expected levels, for the duration of the
COVID-19
pandemic.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [3]

Operational Overview

	Q2 2022	Q2 2021	Change	YTD 2022	YTD 2021	Change
Units produced
Gold ounces	68,365	90,072	(24.1)%	146,419	168,601	(13.2)%
Silver ounces	6,537	6,529	0.1%	12,770	13,294	(3.9)%
Palladium ounces	3,899	5,301	(26.4)%	8,387	11,070	(24.2)%
Cobalt pounds	136	380	(64.1)%	371	1,542	(76.0)%
Gold equivalent ounces 2	162,569	190,272	(14.6)%	333,265	387,028	(13.9)%
Silver equivalent ounces 2	12,193	14,270	(14.6)%	24,995	29,027	(13.9)%
Units sold
Gold ounces	84,337	90,090	(6.4)%	162,238	165,194	(1.8)%
Silver ounces	5,848	5,600	4.4%	11,401	12,257	(7.0)%
Palladium ounces	3,378	3,869	(12.7)%	7,453	9,000	(17.2)%
Cobalt pounds	225	395	(43.0)%	736	527	39.7%
Gold equivalent ounces 2	170,371	176,502	(3.5)%	336,436	348,773	(3.5)%
Silver equivalent ounces 2	12,778	13,238	(3.5)%	25,233	26,158	(3.5)%
Change in PBND and Inventory 3
Gold ounces	(20,168)	(3,834)	16,334	(23,791)	(4,317)	19,474
Silver ounces	(236)	65	301	(517)	(683)	(166)
Palladium ounces	732	1,449	717	637	1,225	588
Cobalt pounds	(98)	(40)	58	(390)	912	1,302
Gold equivalent ounces 2	(24,259)	(2,020)	22,239	(37,094)	4,716	41,810
Silver equivalent ounces 2	(1,819)	(152)	1,667	(2,782)	354	3,136
Per unit metrics
Sales price
Gold per ounce	$1,872	$1,801	3.9%	$1,871	$1,800	3.9%
Silver per ounce	$22.27	$26.69	(16.6)%	$23.21	$26.38	(12.0)%
Palladium per ounce	$2,132	$2,797	(23.8)%	$2,246	$2,566	(12.5)%
Cobalt per pound	$34.01	$19.82	71.6%	$34.43	$20.42	68.6%
Gold equivalent per ounce 2	$1,778	$1,872	(5.0)%	$1,814	$1,877	(3.4)%
Silver equivalent per ounce 2	$23.71	$24.96	(5.0)%	$24.18	$25.02	(3.4)%
Cash costs 4
Gold per ounce 4	$465	$450	(3.3)%	$470	$450	(4.4)%
Silver per ounce 4	$5.61	$6.11	8.2%	$5.36	$6.23	14.0%
Palladium per ounce 4	$408	$503	18.9%	$400	$460	13.0%
Cobalt per pound 4	$6.86	$4.41	(55.6)%	$6.09	$4.55	(33.8)%
Gold equivalent per ounce 2	$440	$444	0.9%	$431	$451	4.4%
Silver equivalent per ounce 2	$5.87	$5.93	1.0%	$5.74	$6.01	4.5%
Cash operating margin 4
Gold per ounce 4	$1,407	$1,351	4.1%	$1,401	$1,350	3.8%
Silver per ounce 4	$16.66	$20.58	(19.0)%	$17.85	$20.15	(11.4)%
Palladium per ounce 4	$1,724	$2,294	(24.8)%	$1,846	$2,106	(12.4)%
Cobalt per pound 4	$27.15	$15.41	76.2%	$28.34	$15.87	78.6%
Gold equivalent per ounce 2	$1,338	$1,428	(6.3)%	$1,383	$1,426	(3.0)%
Silver equivalent per ounce 2	$17.84	$19.03	(6.3)%	$18.44	$19.01	(3.0)%
Total revenue	$302,922	$330,393	(8.3)%	$610,166	$654,512	(6.8)%
Gold revenue	$157,842	$162,293	(2.7)%	$303,517	$297,319	2.1%
Silver revenue	$130,228	$149,455	(12.9)%	$264,560	$323,337	(18.2)%
Palladium revenue	$7,203	$10,822	(33.4)%	$16,736	$23,097	(27.5)%
Cobalt revenue	$7,649	$7,823	(2.2)%	$25,353	$10,759	135.6%
Net earnings	$149,074	$166,124	(10.3)%	$306,542	$328,126	(6.6)%
Per share	$0.330	$0.369	(10.6)%	$0.679	$0.729	(6.9)%
Adjusted net earnings 4	$149,285	$161,626	(7.6)%	$307,292	$322,760	(4.8)%
Per share 4	$0.331	$0.359	(7.8)%	$0.681	$0.718	(5.2)%
Operating cash flows	$206,359	$216,415	(4.6)%	$416,899	$448,569	(7.1)%
Per share 4	$0.457	$0.481	(5.0)%	$0.924	$0.997	(7.3)%
Dividends paid 5	$67,708	$63,009	7.5%	$135,396	$121,487	11.4%
Per share	$0.15	$0.14	7.1%	$0.30	$0.27	11.1%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)
Please refer to the tables on the bottom of pages 16, 17, 20 and 21 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces (“GEOs”) and silver-equivalent ounces (“SEOs”).

3)
Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up
and the timing of shipments.
1

4)	Refer to discussion on non-IFRS measures beginning on page 36 of this MD&A.
5)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

1
Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [4]

Highlights
Operations
●
During the three and six months ended June 30, 2022, Wheaton generated revenue of $303 million (52% gold, 43% silver, 2% palladium and 3% cobalt) and $610 million (50% gold, 43% silver, 3% palladium and 4% cobalt), respectively.

●
During the three and six months ended June 30, 2022, Wheaton’s gold equivalent ounces produced amounted to 162,600 ounces and 333,300 ounces, respectively, a decrease of 15% and 14% relative to the comparable periods of the prior year.

●
During the three and six months ended June 30, 2022, Wheaton’s gold equivalent ounces sold amounted to 170,400 ounces and 336,400 ounces, respectively, a decrease of 3% and 4% relative to the comparable periods of the prior year.

●
During the three and six months ended June 30, 2022, Wheaton generated operating cash flow of $206 million and $417 million, respectively, a decrease of 5% and 7% relative to the comparable periods of the previous year.

●	Relative to the comparable three-month period of the prior year:

o	The decrease in attributable gold production was primarily due to lower production at Salobo.

o
The decrease in attributable cobalt production was primarily due to lower throughput resulting from a scheduled maintenance shut down at Voisey’s Bay coupled with lower grades during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project.

o
The decrease in adjusted net earnings was primarily due to lower margins resulting from a 3% decrease in sales volumes and a 5% decrease in the realized sales price, partially offset by lower share based compensation costs.

●	Relative to the comparable six-month period of the prior year:

o	The decrease in attributable gold production was primarily due to lower throughput and grades at Salobo.

o	The decrease in attributable silver production was primarily due to lower grades at Antamina, consistent with their mine plan.

o
The decrease in attributable cobalt production was primarily due to the comparable period in the prior year including 676,000 pounds of production from prior periods coupled with a scheduled maintenance shutdown during the second quarter of 2022 and the mining of lower grade material.

o	The decrease in adjusted net earnings was primarily the result of lower margins resulting from a 4% decrease in sales volumes and a 3% decrease in realized sales price.

●	On August 11, 2022, the Board of Directors declared a dividend in the amount of $0.15 per common share.
Other

●
On July 5, 2022, Hecla Mining Company (“Hecla”) announced a definitive agreement for Hecla to acquire all of the outstanding common shares of Alexco Resource Corp. (“Alexco”). In conjunction with this agreement, the Company has entered into an agreement with Hecla to terminate the Keno Hill PMPA in exchange for $135 million of Hecla common stock conditional upon the completion of Hecla’s acquisition of Alexco.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [5]

Outlook
1
Given the proposed termination of the Keno Hill PMPA, lower production from Stillwater due to severe weather and flooding in the state of Montana in June as well as lower than expected production at Salobo, Wheaton is lowering production guidance. Wheaton’s estimated attributable production for 2022 is now forecast to be approximately 640,000 to 680,000 gold equivalent ounces
2
(“GEOs”). For the five-year period ending December 31, 2026, average annual production is expected to increase to 820,000 GEO’s
2
, primarily due to anticipated continued production growth from Salobo, Stillwater, Constancia, and Voisey’s Bay as well as incremental production ounces from Marmato, Blackwater, Toroparu, Marathon, the Copper World Complex (formerly referred to as Rosemont in this MD&A) and Santo Domingo towards the latter end of the forecast period. Average forecast production for the ten-year period ending December 31, 2031, is expected to now be 870,000 GEO’s
2
and includes incremental production from the Kutcho project and the Victor mine in Sudbury. Vale S.A. has indicated the potential for an additional expansion after the completion of the current Salobo III expansion, but Wheaton does not currently include this in its forecast.

2022 Forecast	Original Guidance	Updated Guidance
Gold Ounces	350,000 to 380,000	300,000 to 320,000
Silver Ounces (‘000s)	23,000 to 24,500	22,500 to 24,000
Other Metals 2 (GEOs)	44,000 to 48,000	35,000 to 40,000
Total GEOs 2	700,000 to 760,000	640,000 to 680,000
Long-Term Forecast
5-Year Annual Average (GEOs) 2	850,000	820,000
10-Year Annual Average (GEOs) 2	910,000	870,000
From a liquidity perspective, the $449 million of cash and cash equivalents as at June 30, 2022 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

1
Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

2
Gold equivalent forecast production for 2022 and the longer term outlook are based on the following commodity price assumptions: $1,800 / ounce gold, $24 / ounce silver, $2,100 / ounce palladium, $1,000 / ounce platinum and $33.00 / pound of cobalt. Other metal includes palladium, platinum and cobalt. Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, Metates or additional expansions at Salobo outside of the project currently in construction. In addition, five-year guidance also does not include any production from Kutcho, or the Victor project at Sudbury.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [6]

Mineral Stream Interests
1
The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production		Per Unit Production Payment 2 , 3	Total Upfront Consideration Paid to Date ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q2-2022 Inventory & PBND 3 , 4	Term ¹	Date of Original Contract
Gold
Salobo	Vale	BRA	75%		$416	$3,059,360	$1,754,395	1,693,332	33,625	LOM	28-Feb-13
Sudbury 5	Vale	CAN	70%		$400	623,572	245,794	249,345	13,380	20 years	28-Feb-13
Constancia	Hudbay	PER	50%	6	$412	135,000	129,427	116,932	1,845	LOM	8-Aug-12
San Dimas	FM	MEX	variable	7	$624	220,000	176,857	173,951	2,264	LOM	10-May-18
Stillwater 8	Sibanye	USA	100%		18% of spot	237,880	62,983	47,259	5,018	LOM	16-Jul-18
Other						796,938	534,884	535,454	5,066
Minto	MNTO	CAN	100%	9	65%² of spot					LOM	20-Nov-08
Copper World 10	Hudbay	USA	100%		$450					LOM	10-Feb-10
777 11	Hudbay	CAN	50%		$429					LOM	8-Aug-12
Marmato 12	Aris	CO	10.5%	12	18% of spot					LOM	5-Nov-20
Santo Domingo	Capstone	CHL	100%	13	18% of spot					LOM	24-Mar-21
Fenix	Rio2	CHL	6%	14	18% of spot					LOM	15-Nov-21
Blackwater	Artemis	CAN	8%	15	35% of spot					LOM	13-Dec-21
Curipamba	Adventus	ECU	50%	16	18% of spot					LOM	17-Jan-22
Marathon	Gen Mining	CAN	100%	17	18% of spot					LOM	26-Jan-22
Goose	Sabina	CAN	4.15%	18	18% of spot					LOM	08-Feb-22

						$5,072,750	$ 2,904,340	2,816,273	61,198

Silver
Peñasquito	Newmont	MEX	25%		$4.36	$485,000	$ 1,247,613	72,131	590	LOM	24-Jul-07
Antamina	Glencore	PER	33.75%	19	20% of spot	900,000	579,308	38,293	1,583	LOM	3-Nov-15
Constancia	Hudbay	PER	100%		$6.08	294,900	175,546	14,168	164	LOM	8-Aug-12
Other						1,035,735	1,467,962	101,954	1,347
Los Filos	Equinox	MEX	100%		$4.53					25 years	15-Oct-04
Zinkgruvan	Lundin	SWE	100%		$4.53					LOM	8-Dec-04
Yauliyacu	Glencore	PER	100%	20	$9.05					LOM	23-Mar-06
Stratoni	Eldorado	GRC	100%		$11.54					LOM	23-Apr-07
Neves-Corvo	Lundin	PRT	100%		$4.42					50 years	5-Jun-07
Aljustrel	Almina	PRT	100%	21	50% of spot					50 years	5-Jun-07
Keno Hill	Alexco	CAN	25%		variable ²					LOM	2-Oct-08
Minto	MNTO	CAN	100%		$4.35					LOM	20-Nov-08
Pascua-Lama	Barrick	CHL/ARG	25%		$3.90					LOM	8-Sep-09
Copper World 10	Hudbay	USA	100%		$3.90					LOM	10-Feb-10
777 11	Hudbay	CAN	100%		$6.32					LOM	8-Aug-12
Navidad	PAAS	ARG	12.5%		$4.00					LOM	n/a 22
Marmato 12	Aris	CO	100%	12	18% of spot					LOM	5-Nov-20
Cozamin	Capstone	MEX	50%	23	10% of spot					LOM	11-Dec-20
Blackwater	Artemis	CAN	50%	15	18% of spot					LOM	13-Dec-21
Curipamba	Adventus	ECU	75%	16	18% of spot					LOM	17-Jan-22

						$2,715,635	$3,470,429	226,546	3,684

Palladium
Stillwater 8	Sibanye	USA	4.5% 24		18% of spot	$262,120	$120,987	76,246	6,267	LOM	16-Jul-18

Platinum
Marathon	Gen Mining	CAN	22% 17		18% of spot	$9,408	$-	-	-	LOM	26-Jan-22

Cobalt
Voisey’s Bay	Vale	CAN	42.4% 25		18% of spot	$390,000	$20,747	1,623	862	LOM	11-Jun-18

Total						$8,449,913	$6,516,503

1)
Abbreviations as follows: FM = First Majestic Silver Corp; MNTO = Minto Metals Corp.; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CO = Colombia; ECU = Ecuador; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SWE = Sweden; USA = United States; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 29 of this MD&A for more information.
3)
All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 31 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.

4)	Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received.

1
Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [7]

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating
Stobie and Victor gold interests. As of June 30, 2022, the Company has received approximately $246 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the
20-year
term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. As a result of a labour disruption that lasted from June 1, 2021 to August 9, 2021, the term of the agreement was extended by 69 days.

6)
On May 10, 2021, Wheaton and Hudbay agreed to amend the Constancia streaming agreement so that Hudbay would no longer be required to deliver an additional 8,020 ounces of gold to Wheaton for not mining four million tonnes of ore from Pampacancha by June 30, 2021. As part of this amendment, Hudbay has agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% during the reserve life of Pampacancha. Additionally, as Hudbay mined and processed four million tonnes of ore from the Pampacancha deposit by December 31, 2021, the Company was required to make an additional deposit payment of $4 million to Hudbay, which was paid on December 23, 2021.

7)
The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. The current ratio is 70:1.

8)	Comprised of the Stillwater and East Boulder gold and palladium interests.
9)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Copper World Complex (formerly referred to as Rosemont in this MD&A).
11)
As of June 30, 2022, the Company has received approximately $369 million of operating cash flows from the 777 stream. Should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company will be entitled to a refund of the difference at the conclusion of the 40 year term. On June 22, 2022, Hudbay announced that mining activities at the 777 mine have concluded after the reserves were depleted and closure activities have commenced.

12)
Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

13)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
14)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the attributable gold production will reduce to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

15)	Once the Company has received 279,908 ounces of gold and 17.8 million ounces of silver under the Blackwater PMPA, the attributable gold and silver production will be reduced to 4% and 33%.
16)	Once the Company has received 145,000 ounces of gold and 4.6 million ounces of silver under the Curipamba PMPA, the attributable gold and silver production will be reduced to 33% and 50%.
17)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
18)
Once the Company has received 130,000 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 2.15%, and once the Company has received 200,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.5%.

19)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
20)	Per annum the Company will purchase an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess.
21)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
22)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
23)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
24)
Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

25)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production will be reduced to 21.2%.
Updates on the Mineral Stream Interests
Salobo – Mill Throughput Expansion
The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). Vale is currently undertaking the Salobo III mine expansion (the “Salobo Expansion”), which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. As per Vale’s Second Quarter 2022 Performance Report, released on July 28, 2022, Vale outlines the Salobo lll Project progress including the start of commissioning activities at the primary crushing and stockpile areas. Vale has completed successful tests on the process water tank, energization of HPGR’s substation and has continued the electromechanical activities in remaining areas. The remediation works for the January 2022 landslide were completed. Vale reports that physical completion of the Salobo III mine expansion was 95% at the end of the second quarter.
Voisey’s Bay – Underground Mine Extension
As per Vale’s Second Quarter 2022 Performance Report, physical completion of the Voisey’s Bay underground mine extension was 74% at the end of the second quarter. Civil works continue for the balance of facilities, with civil completion planned by the end of 2022.
777 – End of Mine Life
Consistent with the Company’s expectations, on June 22, 2022, Hudbay Minerals Inc. (“Hudbay”) announced that mining activities at the 777 mine have concluded after the reserves were depleted and closure activities have commenced.
Stillwater – Flooding
As per Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”) news release dated August 11, 2022, regional floods impacted the Stillwater operations on June 13, 2022, including damage to bridges and the access road to the Stillwater mine. Operations at the Stillwater mine, which accounts for 60% of the mined production from the Stillwater operations, were suspended for seven weeks, but resumed on July 29, 2022. Access to the East Boulder mine and the Columbus metallurgical facilities remains intact and both facilities continued operating during the flooding events.
Keno Hill
As per Alexco’s news release dated June 22, 2022, Alexco has temporarily suspended milling operations for five to six months to focus on advancing underground development at Keno Hill.
On July 5, 2022, Hecla announced a definitive agreement for Hecla to acquire all of the outstanding common shares of Alexco. In conjunction with this agreement, the Company has entered into an agreement with Hecla to terminate

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [8]

the Keno Hill PMPA in exchange for $135 million of Hecla common stock conditional upon the completion of Hecla’s acquisition of Alexco, together with other customary approvals.
Fenix – Environmental Impact Assessment (EIA)
Under the terms of the Fenix PMPA related to the Fenix Gold project (“Fenix Gold”) in Chile, the Company is committed to pay total cash consideration of $50 million to Rio2 Limited (“Rio2”), of which $25 million was paid on March 25, 2022.
On June 28, 2022, Rio2 provided an update on the Fenix Gold environmental assessment process. The Environmental Assessment Service (“SEA”) published the Consolidation Evaluation Report with the recommendation to reject the EIA as it has been alleged that Rio2 has not provided enough information during the evaluation process to eliminate adverse impacts over the chinchilla, guanaco, and vicuña. On July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted to not approve the EIA. Following this decision, Rio2 provided a further update on July 11, 2022, stating that Rio2 along with its Chilean environmental and legal advisor, are currently evaluating options to continue to advance the project.
The Company’s management has determined that no indicator of impairment existed as of the balance sheet date and will continue to monitor Rio2’s response to this decision.
Copper World Complex (formerly referred to as Rosemont)
On June 8, 2022, Hudbay announced the results of the preliminary economic assessment (“PEA”) of its 100%-owned Copper World Complex in Arizona, which includes the recently discovered Copper World deposits along with the Rosemont deposit. The PEA highlights a two-phase mine plan, with Phase I reflecting a standalone operation on private land and patented mining claims over a 16-year mine life. Phase II expands mining activities onto federal land and extends the mine life to 44 years. In addition, Hudbay is evaluating several opportunities to optimize the project, including the potential to expand Phase I beyond 16 years with additions to the company’s private land package for tailings and waste rock storage and the potential to accelerate Phase II if federal permits are received earlier than as outlined in the PEA. As per the PEA, Hudbay anticipates the Phase 1 feasibility study and permits should be completed by the end of 2023, with a sanctioning decision by Hudbay in 2024, and construction expected to take three years.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [9]

Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.
The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date 1	Upfront Consideration to be Paid 1, 2	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract
Toroparu	GCM	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	12,250	127,750	140,000	25	% ³	100	% ³	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%		100%		Life of Mine	14-Dec-17

			$44,602	$323,750	$368,352

1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 31 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Kutcho – Contract Modifications
As discussed in the Convertible Notes Receivable section of this MD&A, on February 18, 2022, the Company agreed to modify the Kutcho Early Deposit Agreement, including the elimination of the drop-down in attributable gold and silver to 66.7% once certain thresholds had been achieved, and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.
Mineral Royalty Interests
On January 5, 2021, the Company paid $3 million for an existing 2.0% net smelter return royalty interest on the first 600,000 ounces of gold mined from ore extracted from the Brewery Creek quartz mineral claims located in the Yukon Territories, Canada owned by Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp. (“Golden Predator”) and any mineral tenure derived therefrom, and a 2.75% net smelter returns royalty interest thereafter (the “Brewery Creek Royalty”). The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of Cdn$2 million to Wheaton.
Additionally, the Company has a 0.5% net smelter return royalty interest in the Metates properties (the “Metates Royalty”) located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Metates Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.
To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.
Long-Term Equity Investments
The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at June 30, 2022 and December 31, 2021:

(in thousands)	June 30 2022	December 31 2021

Common shares held	$60,103	$59,941

Warrants held	696	1,536

Total long-term equity investments	$60,799	$61,477
The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [10]

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.
By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three and six months ended June 30, 2022 and 2021 is presented below:
Common Shares Held

	Three Months Ended June 30, 2022
(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Mar 31, 2022	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) 1	Fair Value at Jun 30, 2022	Realized Gain on Disposal

Bear Creek	13,264	8.70%	$11,358	$-	$-	$(3,123)	$8,235	$-

Sabina	31,095	5.67%	34,476	2,633	-	(11,530)	25,579	-

Kutcho	18,640	14.97%	8,502	-	-	(4,162)	4,340	-

Other			37,008	-	-	(15,059)	21,949	-

Total			$91,344	$2,633	$-	$(33,874)	$60,103	$-

1)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended June 30, 2021
(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Mar 31, 2021	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) 1	Fair Value at Jun 30, 2021	Realized Gain on Disposal

Bear Creek	13,264	10.70%	$22,889	$-	$-	$(5,551)	$17,338	$-

Sabina	11,700	3.36%	16,841	-	-	(321)	16,520	-

Other			44,106	2,377	-	3,546	50,029	-

Total			$83,836	$2,377	$-	$(2,326)	$83,887	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Six Months Ended June 30, 2022
(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) 1	Fair Value at Jun 30, 2022	Realized Gain on Disposal

Bear Creek	13,264	8.70%	$12,764	$-	$-	$(4,529)	$8,235	$-

Sabina	31,095	5.67%	13,381	19,833	-	(7,635)	25,579	-

Kutcho	18,640	14.97%	-	11,721	-	(7,381)	4,340	-

Other			33,796	2,392	-	(14,239)	21,949	-

Total			$59,941	$33,946	$-	$(33,784)	$60,103	$-
1)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [11]

	Six Months Ended June 30, 2021
(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2020	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Jun 30, 2021	Realized Gain on Disposal

Bear Creek	13,264	10.70%	$32,609	$-	$-	$(15,271)	$17,338	$-

Sabina	11,700	3.36%	30,233	-	-	(13,713)	16,520	-

First Majestic	-	0.00%	95,984	-	(112,188)	16,204	-	60,530

Other			37,415	2,377	-	10,237	50,029	-

Total			$196,241	$2,377	$(112,188)	$(2,543)	$83,887	$60,530

1)	Disposals during 2021 were made in order to capitalize on the share appreciation resulting from the strong commodity price environment.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.
Convertible Notes Receivable
Kutcho Copper Corp.
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which had a seven year term to maturity, carried interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first seven interest payments. The deferred interest carried interest at 15% per annum, compounded semi-annually.
In addition to the Kutcho Convertible Note, on November 25, 2019, the Company entered into a non-revolving
term loan with Kutcho, under which Kutcho had drawn $0.8 million (Cdn$1.0 million). The credit facility carried interest at 15% per annum, compounded monthly.
Effective February 18, 2022, the Company agreed to settle and terminate the Kutcho Convertible Note and the non-revolving
term loan with Kutcho in exchange for shares of Kutcho valued at $6.7 million in addition to certain other modifications to the Kutcho Early Deposit Agreement, including the elimination of the drop-down in attributable gold and silver to 66.7% once certain thresholds had been achieved, and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.
A summary of the fair value of the Kutcho Convertible Note and the fair value changes recognized as a component of the Company’s net earnings during the six months ended June 30, 2022 and 2021 is presented below:

	Six Months Ended June 30, 2022
(in thousands)	Fair Value at Dec 31, 2021	Amount Advanced	Termination	Fair Value Adjustment Gains (Losses)	Fair Value at Jun 30, 2022

Kutcho	$17,086	$-	$(15,706)	$(1,380)	$-

	Six Months Ended June 30, 2021
(in thousands)	Fair Value at Dec 31, 2020	Amount Advanced	Termination	Fair Value Adjustment Gains (Losses)	Fair Value at Jun 30, 2021

Kutcho	$11,353	$-	$-	$4,626	$15,979

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [12]

Summary of Units Produced

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021		Q4 2020	Q3 2020

Gold ounces produced ²
Salobo	34,129	44,883	48,235	55,205	55,590	46,622		62,854	63,408
Sudbury 3	7,212	5,362	4,379	148	4,563	7,004		6,659	3,798
Constancia	8,042	6,311	9,857	8,533	5,525	2,453		3,929	3,780
San Dimas 4	10,044	10,461	13,714	11,936	11,478	10,491		11,652	9,228
Stillwater 5	2,171	2,497	2,664	2,949	2,962	3,041		3,290	3,176
Other
Minto	2,480	4,060	3,506	1,703	3,206	2,638		789	1,832
777 6	3,509	4,003	4,462	4,717	5,035	6,280		2,866	5,278
Marmato	778	477	479	433	1,713	-		-	-

Total Other	6,767	8,540	8,447	6,853	9,954	8,918		3,655	7,110

Total gold ounces produced	68,365	78,054	87,296	85,624	90,072	78,529		92,039	90,500

Silver ounces produced 2
Peñasquito	2,089	2,219	2,145	2,180	2,026	2,202		2,014	1,992
Antamina	1,379	1,268	1,366	1,548	1,558	1,577		1,930	1,516
Constancia	584	506	578	521	468	406		478	430
Other
Los Filos 7	23	42	37	17	26	31		6	17
Zinkgruvan	739	577	482	658	457	420		515	498
Yauliyacu	756	637	382	372	629	737		454	679
Stratoni 8	-	-	129	18	164	165		185	156
Minto	25	45	44	25	33	21		16	15
Neves-Corvo	345	344	522	362	408	345		420	281
Aljustrel	292	287	325	314	400	474		440	348
Cozamin	169	186	213	199	183	230		-	-
Marmato	8	11	7	10	39	-		-	-
Keno Hill 9	48	20	30	44	55	27		-	-
777 6	80	91	96	81	83	130		51	96

Total Other	2,485	2,240	2,267	2,100	2,477	2,580		2,087	2,090

Total silver ounces produced	6,537	6,233	6,356	6,349	6,529	6,765		6,509	6,028

Palladium ounces produced ²
Stillwater 5	3,899	4,488	4,733	5,105	5,301	5,769		5,672	5,444

Cobalt pounds produced ²
Voisey’s Bay	136	234	381	370	380	1,162	10	-	-

GEOs produced 11	162,569	170,696	184,551	183,012	190,272	196,756		185,436	177,230
SEOs produced 11	12,193	12,802	13,841	13,726	14,270	14,757		13,908	13,292

Average payable rate 2
Gold	95.1%	95.2%	96.0%	96.0%	95.8%	95.0%		95.2%	95.3%
Silver	85.5%	86.2%	86.0%	86.6%	86.9%	86.6%		86.3%	86.1%
Palladium	94.6%	92.7%	92.2%	94.5%	95.0%	91.6%		93.6%	94.0%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%		n.a.	n.a.
GEO 11	90.2%	90.5%	91.4%	91.3%	91.8%	90.7%		91.2%	91.2%

1)	All figures in thousands except gold and palladium ounces produced.
2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)
Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows:
Q2-2022
- 382,000 ounces;
Q1-2022
- 408,000 ounces;
Q4-2021
- 544,000 ounces;
Q3-2021
- 472,000 ounces;
Q2-2021
- 467,000 ounces;
Q1-2021
- 429,000 ounces;
Q4-2020
- 485,000 ounces;
Q3-2020
- 420,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)
Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)
Operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community and had been temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.

8)	The Stratoni mine was placed into care and maintenance during Q4-2021.
9)	On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.
10)
Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey’s Bay mine. As per the PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey’s Bay mine in the previous quarter.

11)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [13]

Summary of Units Sold

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020

Gold ounces sold
Salobo	48,515	42,513	47,171	35,185	57,296	51,423	53,197	59,584
Sudbury 2	7,916	3,712	965	1,915	6,945	3,691	7,620	7,858
Constancia	7,431	10,494	6,196	8,159	2,321	1,676	3,853	4,112
San Dimas	10,633	10,070	15,182	11,346	11,214	10,273	11,529	9,687
Stillwater 3	2,626	2,628	2,933	2,820	2,574	3,074	3,069	3,015
Other
Minto	2,806	3,695	2,462	1,907	2,359	2,390	1,540	-
777	3,629	4,388	4,290	5,879	5,694	2,577	5,435	5,845
Marmato	781	401	423	438	1,687	-	-	-

Total Other	7,216	8,484	7,175	8,224	9,740	4,967	6,975	5,845

Total gold ounces sold	84,337	77,901	79,622	67,649	90,090	75,104	86,243	90,101

Silver ounces sold
Peñasquito	2,096	2,188	1,818	2,210	1,844	2,174	1,417	1,799
Antamina	1,177	1,468	1,297	1,502	1,499	1,930	1,669	1,090
Constancia	494	644	351	484	295	346	442	415
Other
Los Filos	41	42	17	12	42	27	-	19
Zinkgruvan	650	355	346	354	355	293	326	492
Yauliyacu	817	44	551	182	601	1,014	15	580
Stratoni	(2)	133	42	41	167	117	169	134
Minto	21	31	27	24	29	26	20	-
Neves-Corvo	167	204	259	193	215	239	145	201
Aljustrel	123	145	133	155	208	257	280	148
Cozamin	148	177	174	170	168	173	-	-
Marmato	11	8	8	10	35	-	-	-
Keno Hill	30	27	24	51	33	12	-	-
777	75	87	69	99	109	49	93	121

Total Other	2,081	1,253	1,650	1,291	1,962	2,207	1,048	1,695

Total silver ounces sold	5,848	5,553	5,116	5,487	5,600	6,657	4,576	4,999

Palladium ounces sold
Stillwater 3	3,378	4,075	4,641	5,703	3,869	5,131	4,591	5,546

Cobalt pounds sold
Voisey’s Bay	225	511	228	131	395	132	-	-

GEOs sold 4	170,371	166,065	157,439	149,862	176,502	172,271	152,613	163,218
SEOs sold 4	12,778	12,455	11,808	11,240	13,238	12,920	11,446	12,241

Cumulative payable units PBND 5
Gold ounces	61,198	81,365	84,989	80,819	66,238	70,072	70,555	75,750
Silver ounces	3,684	3,920	4,200	3,845	3,802	3,738	4,486	3,437
Palladium ounces	6,267	5,535	5,629	5,619	6,822	5,373	5,597	4,616
Cobalt pounds	280	550	596	637	777	820	-	-
GEO 4	122,758	150,170	158,477	150,317	139,145	141,206	136,894	126,968
SEO 4	9,207	11,263	11,886	11,274	10,436	10,590	10,267	9,523

Inventory on hand
Cobalt pounds	582	410	657	488	134	132	-	-

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

5)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [14]

Quarterly Financial Review
1

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020		Q3 2020

Gold ounces sold	84,337	77,901	79,622	67,649	90,090	75,104		86,243		90,101
Realized price 2	$1,872	$1,870	$1,798	$1,795	$1,801	$1,798		$1,882		$1,906
Gold sales	$157,842	$145,675	$143,187	$121,416	$162,293	$135,025		$162,299		$171,734

Silver ounces sold	5,848	5,553	5,116	5,487	5,600	6,657		4,576		4,999
Realized price 2	$22.27	$24.19	$23.36	$23.80	$26.69	$26.12		$24.72		$24.69
Silver sales	$130,228	$134,332	$119,504	$130,587	$149,455	$173,883		$113,131		$123,434

Palladium ounces sold	3,378	4,075	4,641	5,703	3,869	5,131		4,591		5,546
Realized price 2	$2,132	$2,339	$1,918	$2,426	$2,797	$2,392		$2,348		$2,182
Palladium sales	$7,203	$9,533	$8,902	$13,834	$10,822	$12,275		$10,782		$12,100

Cobalt pounds sold	225	511	228	131	395	132		n.a.		n.a.
Realized price 2	$34.01	$34.61	$28.94	$23.78	$19.82	$22.19	$	n.a.	$	n.a.

Cobalt sales	$7,649	$17,704	$6,604	$3,120	$7,823	$2,936	$	n.a.	$	n.a.

Total sales	$302,922	$307,244	$278,197	$268,957	$330,393	$324,119		$286,212		$307,268

Cash cost 2, 3
Gold / oz	$465	$477	$472	$464	$450	$450		$433		$428
Silver / oz	$5.61	$5.10	$5.47	$5.06	$6.11	$6.33		$5.51		$5.89
Palladium / oz	$408	$394	$340	$468	$503	$427		$423		$383
Cobalt / lb	$6.86	$5.76	$4.68	$5.15	$4.41	$4.98	$	n.a.	$	n.a.

Depletion 2
Gold / oz	$369	$321	$338	$337	$390	$374		$397		$404
Silver / oz	$5.28	$4.78	$5.57	$5.21	$5.40	$5.82		$5.16		$4.36
Palladium / oz	$399	$399	$442	$442	$442	$442		$428		$428
Cobalt / lb	$10.40	$8.17	$8.17	$8.17	$8.17	$8.17	$	n.a.	$	n.a.

Net earnings	$149,074	$157,467	$291,822	$134,937	$166,124	$162,002		$157,221		$149,875

Per share
Basic	$0.330	$0.349	$0.648	$0.300	$0.369	$0.360		$0.350		$0.334
Diluted	$0.330	$0.348	$0.646	$0.299	$0.368	$0.360		$0.349		$0.332

Adjusted net earnings 3	$149,285	$158,007	$132,232	$137,087	$161,626	$161,133		$149,441		$152,007

Per share
Basic	$0.331	$0.350	$0.293	$0.304	$0.359	$0.358		$0.333		$0.338
Diluted	$0.330	$0.350	$0.293	$0.303	$0.358	$0.358		$0.331		$0.336

Cash flow from operations	$206,359	$210,540	$195,290	$201,287	$216,415	$232,154		$207,962		$228,099
Per share 3
Basic	$0.457	$0.467	$0.433	$0.447	$0.481	$0.516		$0.463		$0.508
Diluted	$0.456	$0.466	$0.432	$0.446	$0.480	$0.515		$0.461		$0.505

Dividends declared	$67,708	$67,687	$67,580	$67,541	$63,009	$58,478		$53,914		$44,896
Per share	$0.15	$0.15	$0.15	$0.15	$0.14	$0.13		$0.12		$0.10
Total assets	$6,448,695	$6,470,033	$6,296,151	$6,046,740	$5,981,466	$5,928,412		$5,957,272		$6,091,187
Total liabilities	$31,894	$120,572	$46,034	$42,387	$38,202	$104,985		$242,701		$539,849

Total shareholders’ equity	$6,416,801	$6,349,461	$6,250,117	$6,004,353	$5,943,264	$5,823,427		$5,714,571		$5,551,338

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as dollars per ounce and for cobalt per pound.
3)	Refer to discussion on non-IFRS beginning on page 36 of this MD&A.
Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [15]

Results of Operations and Operational Review
The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended June 30, 2022
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) 3		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	34,129	48,515		$1,872		$416		$334	$90,842	$54,462	$70,649	$2,407,579
Sudbury 4	7,212	7,916		1,867		400		1,090	14,780	2,983	11,613	294,485
Constancia	8,042	7,431		1,872		412		271	13,915	8,838	10,686	98,930
San Dimas	10,044	10,633		1,872		624		260	19,910	10,520	13,280	161,350
Stillwater	2,171	2,626		1,872		340		429	4,917	2,897	4,024	217,530
Other 5	6,767	7,216		1,868		727		57	13,478	7,823	8,529	419,696

	68,365	84,337		$1,872		$465		$369	$157,842	$87,523	$118,781	$3,599,570

Silver
Peñasquito	2,089	2,096		$22.47		$4.36		$3.57	$47,102	$30,488	$37,963	$306,742
Antamina	1,379	1,177		22.47		4.42		7.06	26,448	12,934	21,242	561,383
Constancia	584	494		22.47		6.08		6.35	11,101	4,958	7,784	198,672
Other 6	2,485	2,081		21.91		7.44		5.74	45,577	18,148	30,198	577,944

	6,537	5,848		$22.27		$5.61		$5.28	$130,228	$66,528	$97,187	$1,644,741

Palladium
Stillwater	3,899	3,378		$2,132		$408		$399	$7,203	$4,477	$5,825	$229,855

Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$4,852

Cobalt
Voisey’s Bay	136	225		$34.01		$6.86		$10.40	$7,649	$3,769	$13,797	$362,460

Operating results									$302,922	$162,297	$235,590	$5,841,478

Other
General and administrative										$(9,685)	$(8,379)
Share based compensation										(1,608)	(18,161)
Donations and community investments										(1,160)	(1,135)
Finance costs										(1,389)	(1,011)
Other										820	(465)
Income tax										(201)	(80)

Total other										$(13,223)	$(29,231)	$607,217

										$149,074	$206,359	$6,448,695

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 38 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating
Copper World Complex (formerly referred to as Rosemont in this MD&A), Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in this MD&A), Blackwater and Curipamba silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.

On a GEO and SEO basis, results for the Company for the three months ended June 30, 2022 were as follows:

Three Months Ended June 30, 2022
	Ounces Produced 1, 2	Ounces Sold 2	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) 3	Cash Operating Margin ($‘s Per Ounce) 4	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis 5	162,569	170,371	$1,778	$440	$1,338	$386	$952
Silver equivalent basis 5	12,193	12,778	$23.71	$5.87	$17.84	$5.14	$12.70

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 38 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 39 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [16]

Three Months Ended June 30, 2021
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit) 3	Average Depletion ($‘s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	55,590	57,296	$1,798	$412	$374	$103,039	$58,015	$79,426	$2,468,716
Sudbury 4	4,563	6,945	1,817	400	1,024	12,618	2,725	10,262	310,120
Constancia	5,525	2,321	1,798	408	315	4,174	2,496	3,227	104,310
San Dimas	11,478	11,214	1,798	618	322	20,167	9,627	13,242	175,275
Stillwater	2,962	2,574	1,798	326	397	4,629	2,769	3,791	222,069
Other 5	9,954	9,740	1,814	559	125	17,666	11,007	12,238	65,296

	90,072	90,090	$1,801	$450	$390	$162,293	$86,639	$122,186	$3,345,786

Silver
Peñasquito	2,026	1,844	$26.65	$4.29	$3.55	$49,133	$34,682	$41,223	$336,314
Antamina	1,558	1,499	26.63	5.39	7.53	39,903	20,545	31,013	601,117
Constancia	468	295	26.65	6.02	7.56	7,865	3,858	6,088	212,197
Other 6	2,477	1,962	26.78	8.39	5.20	52,554	25,893	34,132	608,588

	6,529	5,600	$26.69	$6.11	$5.40	$149,455	$84,978	$112,456	$1,758,216

Palladium
Stillwater	5,301	3,869	$2,797	$503	$442	$10,822	$7,164	$8,876	$237,407

Cobalt
Voisey’s Bay	380	395	$19.82	$4.41	$8.17	$7,823	$2,859	$2,052	$222,106

Operating results						$330,393	$181,640	$245,570	$5,563,515

Other
General and administrative							$(8,904)	$(8,573)
Share based compensation							(7,978)	(16,926)
Donations and community investments							(1,583)	(1,075)
Finance costs							(1,357)	(978)
Other							3,420	(1,582)
Income tax							886	(21)

Total other							$(15,516)	$(29,155)	$417,951

							$166,124	$216,415	$5,981,466

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 38 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating
Copper World Complex gold interest (formerly referred to as Rosemont in this MD&A). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, 777, Marmato and Cozamin silver interests as well as the non-operating
Loma de La Plata, Copper World Complex (formerly referred to as Rosemont in this MD&A) and Pascua-Lama silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.

On a GEO and SEO basis, results for the Company for the three months ended June 30, 2021 were as follows:

Three Months Ended June 30, 2021
	Ounces Produced 1, 2	Ounces Sold 2	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) 3	Cash Operating Margin ($‘s Per Ounce) 4	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis 5	190,272	176,502	$1,872	$444	$1,428	$398	$1,030
Silver equivalent basis 5	14,270	13,238	$24.96	$5.93	$19.03	$5.31	$13.72

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 38 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 39 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [17]

Gold Production
For the three months ended June 30, 2022, attributable gold production was 68,400 ounces, with the 21,700 ounce decrease from the comparable period in 2021 being primarily attributable to the following factors:

●
21,500 ounce (39%) decrease from Salobo, resulting from lower throughput and grades. Vale has reported that while mine movement continued to improve during the quarter, concentrate production was negatively impacted by plant performance due to delays in ramp-up after planned and corrective maintenance. As it relates to throughput, the two 12 mtpa lines operated at an average rate of approximately 74% of capacity during
Q2-2022
as compared to 90% during
Q2-2021;
and

●	3,200 ounce (32%) decrease from Other mines, primarily due to lower production at 777 with closure activities commencing in June 2022; with these decreases being partially offset by

●
2,600 ounce (58%) increase from Sudbury, due to higher throughput as the prior year was impacted by the temporary suspension of operations at the mine from June 1, 2021 to August 9, 2021 as a result of a labour dispute; and

●	2,500 ounce (46%) increase from Constancia, primarily due to the mining of higher grade material from the Pampacancha pit.
Silver Production
For the three months ended June 30, 2022, attributable silver production was 6.5 million ounces, virtually unchanged relative to the comparable period in 2021, with the mine specific changes period over period being as follows:

●	116,000 ounce (25%) increase from Constancia, primarily due to higher grades; and
●	63,000 ounce (3%) increase from Peñasquito, primarily due to higher grades; partially offset by

●	179,000 ounce (11%) decrease from Antamina, primarily due to lower grades and throughput.
Palladium Production
For the three months ended June 30, 2022, attributable palladium production was 3,900 ounces, with the 1,400 ounce decrease being primarily attributable to lower throughput resulting from the effect of significant weather events in June (see page 8 of this MD&A for more information).
Cobalt Production
For the three months ended June 30, 2022, attributable cobalt production was 136,200 pounds, with the 243,600 pound decrease being primarily attributable to a scheduled maintenance shut down at Voisey’s Bay coupled with lower grades during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [18]

Net Earnings
For the three months ended June 30, 2022, net earnings amounted to $149 million, with the $17 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended June 30, 2021	$166,124
Variance in gross margin
Variance in revenue due to:
Payable gold production	$(38,246)
Payable silver production	(2,308)
Payable palladium production	(3,378)
Payable cobalt production	(4,504)
Changes in inventory and PBND	39,952
Prices realized per ounce sold	(18,987)
Total decrease to revenue	$(27,471)
Variance in cost of sales due to:
Sales volume	$4,575
Sales mix differences	(1,135)
Cash cost per ounce	1,210
Depletion per ounce	3,478
Total decrease to cost of sales	$8,128
Total decrease to gross margin	$(19,343)
Other variances
General and administrative expenses (see page 24)	(781)
Share based compensation (see page 24)	6,370
Donations and community investment (see page 25)	423
Other income / expense (see page 25)	(2,600)
Finance costs (see page 25)	(32)
Income taxes (see page 26)	(1,087)
Total decrease in net earnings	$(17,050)
Net earnings for the three months ended June 30, 2022	$149,074

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [19]

Six Months Ended June 30, 2022
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) 3		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	79,012	91,028		$1,872		$416		$334	$170,407	$102,147	$132,517	$2,407,579
Sudbury 4	12,574	11,628		1,865		400		1,091	21,689	4,354	17,038	294,485
Constancia	14,353	17,925		1,872		412		271	33,555	21,308	26,168	98,930
San Dimas	20,505	20,703		1,872		621		260	38,756	20,528	25,901	161,350
Stillwater	4,668	5,254		1,872		335		429	9,835	5,823	8,078	217,530
Other 5	15,307	15,700		1,865		750		40	29,275	16,871	17,351	419,696

	146,419	162,238		$1,871		$470		$346	$303,517	$171,031	$227,053	$3,599,570

Silver
Peñasquito	4,308	4,284		$23.30		$4.36		$3.57	$99,829	$65,874	$81,151	$306,742
Antamina	2,647	2,645		23.37		4.71		7.06	61,806	30,680	49,001	561,383
Constancia	1,090	1,138		23.39		6.08		6.34	26,614	12,484	19,697	198,672
Other 6	4,725	3,334		22.89		6.93		4.88	76,311	36,946	54,073	577,944

	12,770	11,401		$23.21		$5.36		$5.04	$264,560	$145,984	$203,922	$1,644,741

Palladium
Stillwater	8,387	7,453		$2,246		$400		$399	$16,736	$10,781	$13,755	$229,855

Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$4,852

Cobalt
Voisey’s Bay	371	736		$34.43		$6.09		$8.85	$25,353	$14,350	$17,269	$362,460

Operating results									$610,166	$342,146	$461,999	$5,841,478

Other
General and administrative										$(19,089)	$(23,506)
Share based compensation										(11,509)	(18,161)
Donations and community investments										(1,973)	(1,565)
Finance costs										(2,811)	(2,088)
Other										650	333
Income tax										(872)	(113)

Total other										$(35,604)	$(45,100)	$607,217

										$306,542	$416,899	$6,448,695

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 38 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating
Copper World Complex (formerly referred to as Rosemont in this MD&A), Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating
Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in this MD&A), Blackwater and Curipamba silver interests. The Stratoni mine was placed into care and maintenance during
Q4-2021.
On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.

On a GEO and SEO basis, results for the Company for the six months ended June 30, 2022 were as follows:

Six Months Ended June 30, 2022
	Ounces Produced 1, 2	Ounces Sold 2	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) 3	Cash Operating Margin ($‘s Per Ounce) 4	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis 5	333,265	336,436	$1,814	$431	$1,383	$366	$1,017
Silver equivalent basis 5	24,995	25,233	$24.18	$5.74	$18.44	$4.88	$13.56
1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces and cobalt pounds produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 38 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 39 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [20]

Six Months Ended June 30, 2021
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit) 3	Average Depletion ($‘s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	102,212	108,719	$1,797	$412	$374	$195,395	$109,962	$150,590	$2,468,716
Sudbury 4	11,567	10,636	1,815	400	1,024	19,306	4,156	15,480	310,120
Constancia	7,978	3,997	1,797	408	315	7,184	4,294	5,553	104,310
San Dimas	21,969	21,487	1,797	615	322	38,617	18,477	25,404	175,275
Stillwater	6,003	5,648	1,797	327	397	10,150	6,059	8,300	222,069
Other 5	18,872	14,707	1,813	582	83	26,667	16,885	18,093	65,296

	168,601	165,194	$1,800	$450	$382	$297,319	$159,833	$223,420	$3,345,786

Silver
Peñasquito	4,228	4,018	$26.41	$4.29	$3.55	$106,116	$74,621	$88,879	$336,314
Antamina	3,135	3,429	26.39	5.27	7.53	90,485	46,603	71,604	601,117
Constancia	874	641	26.41	6.02	7.56	16,936	8,229	13,076	212,197
Other 6	5,057	4,169	26.34	8.93	5.78	109,800	48,482	73,230	608,588

	13,294	12,257	$26.38	$6.23	$5.63	$323,337	$177,935	$246,789	$1,758,216

Palladium
Stillwater	11,070	9,000	$2,566	$460	$442	$23,097	$14,978	$18,960	$237,407

Cobalt
Voisey’s Bay	1,542	527	$20.42	$4.55	$8.17	$10,759	$4,056	$1,086	$222,106

Operating results						$654,512	$356,802	$490,255	$5,563,515

Other
General and administrative							$(18,639)	$(21,236)
Share based compensation							(9,608)	(16,926)
Donations and community investments							(2,188)	(1,573)
Finance costs							(2,930)	(2,207)
Other							3,301	307
Income tax							1,388	(51)

Total other							$(28,676)	$(41,686)	$417,951

							$328,126	$448,569	$5,981,466

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 38 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating
Copper World Complex gold interest (formerly referred to as Rosemont in this MD&A). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, 777, Marmato and Cozamin silver interests as well as the non-operating
Loma de La Plata, Copper World Complex (formerly referred to as Rosemont in this MD&A) and Pascua-Lama silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.

On a GEO and SEO basis, results for the Company for the six months ended June 30, 2021 were as follows:

Six Months Ended June 30, 2021
	Ounces Produced 1, 2	Ounces Sold 2	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) 3	Cash Operating Margin ($‘s Per Ounce) 4	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis 5	387,028	348,773	$1,877	$451	$1,426	$403	$1,023
Silver equivalent basis 5	29,027	26,158	$25.02	$6.01	$19.01	$5.37	$13.64

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces and cobalt pounds produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 38 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 39 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [21]

Gold Production
For the six months ended June 30, 2022, attributable gold production was 146,400 ounces, with the 22,200 ounce decrease from the comparable period in 2021 being primarily attributable to the following factors:

●
23,200 ounce (23%) decrease from Salobo, primarily due to lower grades and throughput, with Vale reporting that during the first quarter of 2022, operations at Salobo were impacted by both planned and corrective maintenance in the mill liners, coupled with above average seasonal rain level in the region during the fourth quarter of 2021 impacting mine plans in the first quarter of 2022. Additionally, as discussed on page 18 of this MD&A, during the second quarter, concentrate production was negatively impacted by plant performance due to delays in ramp-up after the planned and corrective maintenance. As it relates to throughput, the two 12 mtpa lines operated at an average rate of approximately 77% of capacity during the first six month of 2022 as compared to 86% during the comparable period of 2021;

●	3,600 ounce (19%) decrease from Other mines, primarily due to lower production at 777 with closure activities commencing in June 2022; and

●	1,500 ounce (7%) decrease from San Dimas, primarily due to lower grades and throughput; with these decreases being partially offset by

●
6,400 ounce (80%) increase from Constancia, primarily due to higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit and the increase in fixed recoveries from 55% to 70%, both occurring during
Q2-2022;
and

●	1,000 ounce (9%) increase from Sudbury, primarily due to higher grades and recoveries.
Silver Production
For the six months ended June 30, 2022, attributable silver production was 12.8 million ounces, with the 0.5 million ounce decrease from the comparable period in 2021 being primarily attributable to the following factors:

●	488,000 ounce (16%) decrease from Antamina, primarily due to lower grades; and

●	331,000 ounce (7%) decrease from Other mines, primarily due to the placement of Stratoni into care and maintenance during Q4 2021; partially offset by

●	80,000 ounce (2%) increase from Peñasquito, primarily due to higher grades.
Palladium Production
For the six months ended June 30, 2022, attributable palladium production was 8,400 ounces, with the 2,700 ounce decrease being primarily attributable to lower throughput and grades.
Cobalt Production
For the six months ended June 30, 2022, attributable cobalt production was 370,700 pounds, with the 1.1 million pound decrease being primarily attributable to the comparable period in the prior year including approximately 676,000 pounds of cobalt which had been produced in prior periods, coupled with a scheduled maintenance shut down at Voisey’s Bay during the second quarter of 2022 and the mining of lower grade material during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [22]

Net Earnings
For the six months ended June 30, 2022, net earnings amounted to $307 million, with the $22 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the six months ended June 30, 2021	$328,126
Variance in gross margin
Variance in revenue due to:
Payable gold production	$(38,829)
Payable silver production	(15,193)
Payable palladium production	(5,479)
Payable cobalt production	(22,314)
Changes in inventory and PBND	54,212
Prices realized per ounce sold	(16,743)
Total decrease to revenue	$(44,346)
Variance in cost of sales due to:
Sales volume	$11,350
Sales mix differences	11,257
Cash cost per ounce	(504)
Depletion per ounce	7,587
Total decrease to cost of sales	$29,690
Total decrease to gross margin	$(14,656)
Other variances
General and administrative expenses (see page 24)	(450)
Donations and community investment (see page 25)	215
Share based compensation (see page 24)	(1,901)
Other income / expense (see page 25)	(2,651)
Finance costs (see page 25)	119
Income taxes (see page 26)	(2,260)
Total decrease in net earnings	$(21,584)
Net earnings for the six months ended June 30, 2022	$306,542

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [23]

General and Administrative

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2022	2021	2022	2021

Corporate
Salaries and benefits	$3,912	$3,618	$8,149	$7,298
Depreciation	288	274	575	552
Professional fees	329	769	822	2,284
Business travel	363	29	465	37
Director fees	279	257	601	549
Employer health tax	391	349	708	638
Audit and regulatory	887	833	1,716	1,779
Insurance	529	360	1,035	739
Other	888	724	1,783	1,528
General and administrative - corporate	$7,866	$7,213	$15,854	$15,404

Subsidiaries
Salaries and benefits	$1,149	$1,016	$2,257	$2,046
Depreciation	110	97	216	198
Professional fees	165	168	258	269
Business travel	64	23	68	23
Director fees	50	50	100	100
Insurance	10	11	24	20
Other	271	326	312	579
General and administrative - subsidiaries	$1,819	$1,691	$3,235	$3,235

Consolidated general and administrative	$9,685	$8,904	$19,089	$18,639
For the three and six months ended June 30, 2022, general and administrative expenses was virtually unchanged relative to the comparable period in the previous year.
Share Based Compensation

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2022	2021	2022	2021

Equity settled share based compensation
Stock options	$611	$514	$1,145	$1,029
RSUs	887	793	1,694	1,603

Cash settled share based compensation
PSUs	110	6,671	8,670	6,976

Total share based compensation	$1,608	$7,978	$11,509	$9,608
For the three months ended June 30, 2022, share based compensation decreased by $6 million relative to the comparable period in the previous year with the decrease being primarily the result of differences in accrued costs associated with the Company’s performance share units (“PSU”) due to a 17% decrease in the estimated weighted average value per PSU at maturity during the three months ended June 30, 2022 compared to a 17% increase during the comparable period of the previous year.
For the six months ended June 30, 2022, share based compensation increased by $2 million relative to the comparable period in the previous year with the increase being primarily the result of differences in accrued costs associated with the Company’s performance share units (“PSUs”) due primarily to a 5% increase in the estimated and / or actual weighted average value per PSU at maturity during the six months ended June 30, 2022 compared to a 3% decrease during the comparable period of the previous year.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [24]

Donations and Community Investments

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2022	2021	2022	2021
Local donations and community investments 1	352	364	$907	$696
Partner donations and community investments 2	708	627	901	692
COVID-19 and community support and response fund	100	592	165	800
Total donations and community investments	$1,160	$1,583	$1,973	$2,188

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.
Other (Income) Expense

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2022	2021	2022	2021
Interest income	$(441)	$(95)	$(523)	$(97)
Dividend income	(108)	-	(220)	-
Foreign exchange (gain) loss	(433)	221	(19)	637
(Gain) loss on fair value adjustment of share purchase warrants held	154	194	897	1,145
(Gain) loss on fair value adjustment of convertible notes receivable	-	(3,388)	1,380	(4,626)
Other	8	(352)	(2,165)	(360)
Total other (income) expense	$(820)	$(3,420)	$(650)	$(3,301)
Finance Costs

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2022	2021	2022	2021
Average principal outstanding during period	$-	$-	$-	$39,011
Average effective interest rate during period	n.a.	n.a.	n.a.	1.17%
Total interest costs incurred during period	$-	$-	$-	$229
Costs related to undrawn credit facilities	1,297	1,325	2,639	2,636
Interest expense - lease liabilities	24	32	50	65
Letter of guarantee	68	-	122	-
Total finance costs	$1,389	$1,357	$2,811	$2,930

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [25]

Income Tax Expense (Recovery)

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2022	2021	2022	2021
Current income tax expense (recovery)	$(819)	$(726)	$78	$(6,139)
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	2,849	2,423	$9,123	$13,936
Write down (reversal of write down) or recognition of prior period temporary differences	(1,829)	(2,583)	(8,329)	(9,185)
Total deferred income tax expense (recovery)	$1,020	$(160)	$794	$4,751

Income tax expense (recovery) recognized in net earnings	$201	$(886)	$872	$(1,388)
Liquidity and Capital Resources
1
As at June 30, 2022, the Company had cash and cash equivalents of $449 million (December 31, 2021 - $226 million) and no debt outstanding under its Revolving Facility (December 31, 2021 - $NIL).
A summary of the Company’s cash flow activity is as follows:
Three Months Ended June 30, 2022
Cash Flows From Operating Activities
During the three months ended June 30, 2022, the Company generated operating cash flows of $206 million, with the $10 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended June 30, 2021	$216,415
Variance attributable to revenue (see page 19):	$(27,471)
Decrease in accounts receivable	19,797
Total decrease to cash inflows attributable to sales	$(7,674)
Variance attributable to cost of sales, excluding depletion:
Sales volume	$2,069
Sales mix differences	223
Cost per ounce	1,210
Decrease in accounts payable	(5,808)
Total increase to cash outflows attributable to cost of sales	$(2,306)
Total decrease to net cash inflows attributable to gross margin	$(9,980)
Other variances:
General and administrative	194
Donation and community investment	(60)
Share based compensation - PSUs	(1,235)
Finance costs	(33)
Income taxes	(59)
Other	1,117
Total decrease to net cash inflows	$(10,056)
Operating cash inflow for the three months ended June 30, 2022	$206,359

1
Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [26]

Share Based Compensation Variance
The increase to cash outflows relative to Share Based Compensation costs during the period was due to higher payouts under the Company’s PSU plan, with the realized price on maturity being 25% higher in 2022 as compared to 2021.
Cash Flows From Financing Activities
During the three months ended June 30, 2022, the Company had net cash outflows from financing activities of $116 million, which was primarily the result of two quarterly dividend payments totaling $117 million. During the three months ended June 30, 2021, the Company had net cash outflows from financing activities of $105 million, which was primarily the result of two quarterly dividend payments totaling $104 million.
Cash Flows From Investing Activities
During the three months ended June 30, 2022, the Company had net cash outflows from investing activities of $18 million, which was primarily the result of (i) a $15 million payment to Aris for the Marmato PMPA; and (ii) payments totaling $3 million for the acquisition of long-term equity investments. During the three months ended June 30, 2021, the Company had net cash outflows from investing activities of $68 million which was primarily the result of a $34 million payment to Aris Gold representing the first installment for the acquisition of the Marmato PMPA and a $30 million payment to Capstone representing the first installment for the acquisition of the Santo Domingo PMPA coupled with a $2 million payment for the acquisition of long-term equity investments.

Six Months Ended June 30, 2022
Cash Flows From Operating Activities
During the six months ended June 30, 2022, the Company generated operating cash flows of $417 million, with the -$32 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the six months ended June 30, 2021	$448,569
Variance attributable to revenue (see page 23):	$(44,346)
Decrease in accounts receivable	4,167
Total decrease to cash inflows attributable to sales	$(40,179)
Variance attributable to cost of sales, excluding depletion:
Sales volume	$6,424
Sales mix differences	6,373
Cost per ounce	(504)
Decrease in accounts payable	(370)
Total decrease to cash outflows attributable to cost of sales	$11,923
Total decrease to net cash inflows attributable to gross margin	$(28,256)
Other variances:
General and administrative	(2,270)
Donation and community investment	8
Share based compensation - PSUs	(1,235)
Finance costs	119
Income taxes	(62)
Other	26
Total decrease to net cash inflows	$(31,670)
Operating cash inflow for the six months ended June 30, 2022	$416,899
General and Administrative Variance
The increase to cash outflows relative to General and Administrative costs during the period was due to higher payments under the Company’s short-term compensation plan.
Share Based Compensation Variance
The increase to cash outflows relative to Share Based Compensation costs during the period was due to higher payouts under the Company’s PSU plan, with the realized price on maturity being 25% higher in 2022 as compared to 2021.
Cash Flows From Financing Activities
During the six months ended June 30, 2022, the Company had net cash outflows from financing activities of $110 million, which was primarily the result of dividend payments totaling $117 million, partially offset by proceeds from the exercise of stock options in the amount of $8 million. During the six months ended June 30, 2021, the Company had net cash outflows from financing activities of $295 million, which was primarily the result of repayments under the

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [27]

Company’s Revolving Facility in the amount of $195 million and dividend payments totaling $104 million, partially offset by proceeds from the exercise of stock options in the amount of $6 million.
Cash Flows From Investing Activities
During the six months ended June 30, 2022, the Company had net cash outflows from investing activities of $84 million, which was primarily the result of (i) payments for the acquisition of new PMPAs, including a $16 million payment to Gen Mining for the Marathon PMPA, a $25 million payment to Rio2 for the Fenix PMPA and payments totaling $19 million to Aris for the Marmato PMPA; (ii) a $1 million advance to Panoro in connection with the Cotabambas Early Deposit agreement; and (iii) payments totaling $23 million for the acquisition of long-term equity investments. During the six months ended June 30, 2021, the Company had net cash outflows from investing activities of $111 million, which was primarily the result of payments for the acquisition of new PMPAs, including a $150 million payment to Capstone for the acquisition of the Cozamin PMPA, a $34 million payment to Aris Gold representing the first installment for the acquisition of the Marmato PMPA, a $30 million payment to Capstone representing the first installment for the acquisition of the Santo Domingo PMPA and a $3 million payment to Alexco for the acquisition of the Brewery Creek Royalty, partially offset by $112 million received as proceeds on the disposal of long-term equity investments.
Conclusion
In the opinion of management, the $449 million of cash and cash equivalents as at June 30, 2022, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 29 and 31 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [28]

Contractual Obligations and Contingencies

Mineral Stream Interests
The following table summarizes the Company’s commitments to make per-ounce
cash payments for gold, silver, palladium and platinum and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased										Per Unit of Measurement Cash Payment 1										Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Platinum		Gold		Silver		Palladium		Cobalt		Platinum
Peñasquito	0%		25%		0%		0%		0%		n/a		$4.36		n/a		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%		100%		0%		0%		0%		$412	2	$6.08	2	n/a		n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		0%		$416		n/a		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		0%		$400		n/a		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		0%		n/a		20%		n/a		n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable	3	0%	3	0%		0%		0%		$624		n/a		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	4	0%		0%		18%	5	n/a		18%	5	n/a		n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	6	0%		n/a		n/a		n/a		18%	7	n/a		Life of Mine	11-Jun-18
Marathon	100%	8	0%		0%		0%		22%	8	18%	5	n/a		n/a		n/a		18%	5	Life of Mine	26-Jan-22
Other
Los Filos	0%		100%		0%		0%		0%		n/a		$4.53		n/a		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		0%		n/a		$4.53		n/a		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	9	0%		0%		0%		n/a		$9.05	10	n/a		n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		0%		n/a		$11.54		n/a		n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		0%		n/a		$4.42		n/a		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100%	11	0%		0%		0%		n/a		50%		n/a		n/a		n/a		50 years	5-Jun-07
Minto	100%	¹²	100%		0%		0%		0%		65%	13	$4.35		n/a		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		0%		n/a		variable	14	n/a		n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		0%		n/a		$3.90		n/a		n/a		n/a		Life of Mine	8-Sep-09
Copper World 15	100%		100%		0%		0%		0%		$450		$3.90		n/a		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		0%		n/a		$4.00		n/a		n/a		n/a		Life of Mine	n/a 16
777	50%		100%		0%		0%		0%		$429	2	$6.32	2	n/a		n/a		n/a		Life of Mine	8-Aug-12
Marmato	10.5%	17	100%	17	0%		0%		0%		18%	18	18%	18	n/a		n/a		n/a		Life of Mine	5-Nov-20
Cozamin	0%		50%	19	0%		0%		0%		n/a		10%		n/a		n/a		n/a		Life of Mine	11-Dec-20
Santo Domingo	100%	20	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	24-Mar-21
Fenix	6%	21	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	15-Nov-21
Blackwater	8%	22	50%	22	0%		0%		0%		35%		18%	5	n/a		n/a		n/a		Life of Mine	13-Dec-21
Curipamba	50%	23	75%	23	0%		0%		0%		18%	5	18%	5	n/a		n/a		n/a		Life of Mine	17-Jan-22
Goose	4.15%	24	0%		0%		0%		0%		18%	5	n/a		n/a		n/a		n/a		Life of Mine	8-Feb-22
Early Deposit
Toroparu	10%		50%		0%		0%		0%		$400		$3.90		n/a		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	25	100%	25	0%		0%		0%		$450		$5.90		n/a		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%		100%		0%		0%		0%		20%		20%		n/a		n/a		n/a		Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.48, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)
The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)
To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%, respectively.
9)	Per annum the Company will purchase an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess.

1
Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [29]

10)
Should the market price of silver exceed $20 per ounce, in addition to the $9.05 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $19.05 per ounce of silver delivered.

11)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
12)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
13)
The Company is currently negotiating an amendment to the Minto PMPA such that the cash payment per ounce of gold delivered will be the lower of 65% of the spot price of gold and $1,250. This proposed amended pricing will end on the earlier of (i) January 27, 2023; or (ii) once 27,000 ounces of gold have been delivered to the Company. Once this proposed amended pricing ends, the cash payment per ounce of gold delivered will be the lower of 50% of the spot price of gold and $1,000. In the event that the parties are unable to finalize the terms of the proposed amendment, the production payment will remain as set out in the existing Minto PMPA, being a fixed price of $325 per ounce.

14)
The price paid per ounce of silver delivered under the Keno Hill PMPA is between 10% of the spot price of silver when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

15)	Copper World Complex (formerly referred to as Rosemont in this MD&A).
16)	Terms of the agreement not yet finalized.
17)
Once Wheaton has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

18)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
19)	Once Wheaton has received 10 million ounces under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
20)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
21)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the Company attributable gold production will be reduced to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

22)	Once the Company has received 279,908 ounces of gold and 17.8 million ounces of silver under the Blackwater PMPA, the attributable gold and silver production will be reduced to 4% and 33%.
23)	Once the Company has received 145,000 ounces of gold and 4.6 million ounces of silver under the Curipamba PMPA, the attributable gold and silver production will be reduced to 33% and 50%.
24)
The Company is committed to purchase 4.15% of Goose gold production until 130,000 ounces are delivered to the Company, thereafter 2.15% of Goose gold production until 200,000 ounces are delivered to the Company and 1.5% of Goose gold production thereafter for the life of mine.

25)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced under the Cotabambas PMPA, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [30]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2022	2023 - 2024	2025 - 2026	After 2026	Sub-Total	Other Commitments	Total

Payments for mineral stream interests
Copper World 1	$-	$-	$-	$-	$-	$231,150	$231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Marmato	-	-	-	-	-	122,000	122,000
Santo Domingo	-	-	-	-	-	260,000	260,000
Salobo 2	-	646,000	-	-	646,000	-	646,000
Fenix Gold	-	-	-	-	-	25,000	25,000
Blackwater	-	-	-	-	-	141,000	141,000
Marathon	15,519	-	-	-	15,519	155,195	170,714
Curipamba	13,000	-	-	-	13,000	162,500	175,500
Goose	-	-	-	-	-	125,000	125,000
Payments for early deposit mineral stream interest
Toroparu 3	-	138,000	-	-	138,000	-	138,000
Cotabambas	750	1,000	-	-	1,750	126,000	127,750
Kutcho	-	-	-	-	-	58,000	58,000
Leases liabilities	448	1,817	308	-	2,573	-	2,573

Total contractual obligations	$29,717	$786,817	$308	$-	$816,842	$1,438,245	$2,255,087

1)	Copper World Complex (formerly referred to as Rosemont in this MD&A). Figure includes contingent transaction costs of $1 million.
2)
As more fully explained on the following page, assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million.

3)	The Company anticipates construction to begin in this period.
Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex (formerly referred to as Rosemont in this MD&A) and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.
As per Hudbay’s press release of May 12, 2022, the Ninth Circuit affirmed the U.S. District Court for Arizona’s previous decision to vacate and remand the Final Record of Decision for the Rosemont deposit within the Copper World Complex in Arizona.
Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.
Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Gold total upfront cash payments of $110 million. Of this amount, $34 million was paid on April 15, 2021; $4 million was paid on February 28, 2022; and the remaining amount is payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions. Under the amended terms of the Marmato PMPA, the Company is committed to pay Aris Gold additional upfront cash consideration of $65 million, $15 million of which was paid to Aris Gold on April 11, 2022 and the remaining $50 million is payable during the construction and development of the Lower Mine.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [31]

Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone total upfront cash payments of $290 million, $30 million of which was paid on April 21, 2021 and the remaining portion of which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.
Salobo
The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the second half of 2022 with a
15-month
ramp-up
period, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa.
If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $892 million if throughput is expanded beyond 40 Mtpa by January 1, 2023. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) during 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.
Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay total cash consideration of $50 million, of which $25 million was paid on March 25, 2022. The remaining $25 million is payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions.
On June 28, 2022, Rio2 provided an update on the Fenix Gold environmental assessment process. The Environmental Assessment Service (“SEA”) published the Consolidation Evaluation Report with the recommendation to reject the EIA as it has been alleged that Rio2 has not provided enough information during the evaluation process to eliminate adverse impacts over the chinchilla, guanaco, and vicuña. On July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted to not approve the EIA. Following this decision, Rio2 provided a further update on July 11, 2022, stating that Rio2 along with its Chilean environmental and legal advisor, are currently evaluating options to continue to advance the project.
The Company’s management has determined that no indicator of impairment existed as of the balance sheet date and will continue to monitor Rio2’s response to this decision.
Blackwater
Under the terms of the Blackwater Silver PMPA, the Company is committed to pay total upfront consideration of $141 million, which is payable in four equal installments during the construction of the Blackwater Project, subject to customary conditions being satisfied.
Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay total upfront cash consideration of $192 million (Cdn$240 million), $16 million (Cdn$20 million) of which was paid on March 31, 2022, $16 million (Cdn$20 million) of which will be paid prior to construction to be used for the development of the Marathon Project, and the remainder to be paid in four staged installments during construction, subject to various customary conditions being satisfied.
Curipamba
Under the terms of the Curipamba PMPA, the Company is committed to pay total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction
and $500,000 of which will be paid to support certain local community development initiatives around the Curipamba Project. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied.
Goose
Under the terms of the Goose PMPA, the Company is committed to pay total upfront cash consideration of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions.
Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X, a subsidiary of GCM, an additional $138 million, payable on an installment basis to partially fund construction of the mine. GCM is to deliver certain feasibility documentation by December 31, 2022. Following the delivery of this documentation (or after December 31, 2022 if the feasibility documentation has not been delivered to Wheaton by such date) Wheaton may

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [32]

elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.
Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $12 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $2 million to Panoro, spread over up to two years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.
Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.
Taxes - Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments
1
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production
basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).
In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.
Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.
Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.
Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.
It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.
From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.
General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse

1
The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [33]

impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.
Share Capital
During the three months ended June 30, 2022, the Company received cash proceeds of $2 million from the exercise of stock options, primarily related to the exercise of stock options on March 31, 2022 (six months - $8 million from the exercise of 329,914 share purchase options at a weighted average exercise price of Cdn$28.87). During the three months ended June 30, 2021, the Company received cash proceeds of $1 million from the exercise of 31,745 share purchase options at a weighted average exercise price of Cdn$28.29 per option (six months - $6 million from the exercise of 289,745 share purchase options at a weighted average exercise price of Cdn$23.80).
During the six months ended June 30, 2022, the Company released 87,838 RSUs, with all releases taking place during three months ended March 31, 2022. During the three months ended June 30, 2021, the Company released 700 RSUs (six months - 116,880 RSUs).
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the six months ended June 30, 2022, there were 410,488 common shares issued under the DRIP, with all the shares being issued during the three months ended June 30, 2022. During the six months ended June 30, 2021, there were 406,470 common shares issued under the DRIP, with all the shares being issued during the three months ended June 30, 2021.
As of August 11, 2022, there were 451,692,192 outstanding common shares, 1,652,869 share purchase options, 352,680 restricted share units and 10,000,000 share purchase warrants.
At the Market Equity Program
The Company has established an
at-the-market
equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements.
The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.
Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at June 30, 2022, the Company has not issued any shares under the ATM program.
Financial Instruments
The Company owns equity interests in several companies as long-term investments (see page 10 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.
Future Changes to Accounting Policies
The International Accounting Standards Board (“IASB”) has issued the following new or amended standards:
Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:

●
a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use
assets and lease liabilities; and

●	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
The implementation of this amendment is not expected to have a material impact on the Company.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [34]

Amendment to IAS
1-
Presentation of Financial statements
The amendments to IAS 1 clarify the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is unaffected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current
even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The implementation of this amendment is not expected to have a material impact on the Company.
Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its financial statements.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [35]

Non-IFRS
Measures
Wheaton has included, throughout this document, certain
non-IFRS
performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.
These
non-IFRS
measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS
measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash
impairment charges (if any),
non-cash
fair value (gains) losses and other
one-time
(income) expenses as well as the reversal of
non-cash
income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for per share amounts)	2022	2021	2022	2021

Net earnings	$149,074	$166,124	$306,542	$328,126
Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	154	194	897	1,145
(Gain) loss on fair value adjustment of convertible notes receivable	-	(3,388)	1,380	(4,626)
Income tax expense (recovery) recognized in the Statement of Shareholders’ Equity	(292)	(463)	500	1,107
Income tax expense (recovery) recognized in the Statement of OCI	349	(479)	155	(2,616)
Other	-	(362)	(2,182)	(376)

Adjusted net earnings	$149,285	$161,626	$307,292	$322,760

Divided by:
Basic weighted average number of shares outstanding	451,524	450,088	451,221	449,800
Diluted weighted average number of shares outstanding	452,359	451,203	452,123	450,869

Equals:
Adjusted earnings per share - basic	$0.331	$0.359	$0.681	$0.718
Adjusted earnings per share - diluted	$0.330	$0.358	$0.680	$0.716

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [36]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for per share amounts)	2022	2021	2022	2021

Cash generated by operating activities	$206,359	$216,415	$416,899	$448,569

Divided by:
Basic weighted average number of shares outstanding	451,524	450,088	451,221	449,800
Diluted weighted average number of shares outstanding	452,359	451,203	452,123	450,869

Equals:

Operating cash flow per share - basic	$0.457	$0.481	$0.924	$0.997

Operating cash flow per share - diluted	$0.456	$0.480	$0.922	$0.995

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [37]

iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021	2022	2021

Cost of sales	$140,625	$148,753	$268,020	$297,710
Less: depletion	(65,682)	(70,308)	(123,084)	(140,482)

Cash cost of sales	$74,943	$78,445	$144,936	$157,228

Cash cost of sales is comprised of:
Total cash cost of gold sold	$39,189	$40,543	$76,321	$74,318
Total cash cost of silver sold	32,834	34,216	61,149	76,375
Total cash cost of palladium sold	1,378	1,946	2,980	4,137
Total cash cost of cobalt sold	1,542	1,740	4,486	2,398

Total cash cost of sales	$74,943	$78,445	$144,936	$157,228

Divided by:
Total gold ounces sold	84,337	90,090	162,238	165,194
Total silver ounces sold	5,848	5,600	11,401	12,257
Total palladium ounces sold	3,378	3,869	7,453	9,000
Total cobalt pounds sold	225	395	736	527

Equals:
Average cash cost of gold (per ounce)	$465	$450	$470	$450
Average cash cost of silver (per ounce)	$5.61	$6.11	$5.36	$6.23
Average cash cost of palladium (per ounce)	$408	$503	$400	$460
Average cash cost of cobalt (per pound)	$6.86	$4.41	$6.09	$4.55

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [38]

iv.
Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021	2022	2021
Total sales:
Gold	$157,842	$162,293	$303,517	$297,319
Silver	$130,228	$149,455	$264,560	$323,337
Palladium	$7,203	$10,822	$16,736	$23,097
Cobalt	$7,649	$7,823	$25,353	$10,759
Divided by:
Total gold ounces sold	84,337	90,090	162,238	165,194
Total silver ounces sold	5,848	5,600	11,401	12,257
Total palladium ounces sold	3,378	3,869	7,453	9,000
Total cobalt pounds sold	225	395	736	527
Equals:
Average realized price of gold (per ounce)	$1,872	$1,801	$1,871	$1,800
Average realized price of silver (per ounce)	$22.27	$26.69	$23.21	$26.38
Average realized price of palladium (per ounce)	$2,132	$2,797	$2,246	$2,566
Average realized price of cobalt (per pound)	$34.01	$19.82	$34.43	$20.42
Less:
Average cash cost of gold 1 (per ounce)	$(465)	$(450)	$(470)	$(450)
Average cash cost of silver 1 (per ounce)	$(5.61)	$(6.11)	$(5.36)	$(6.23)
Average cash cost of palladium 1 (per ounce)	$(408)	$(503)	$(400)	$(460)
Average cash cost of cobalt 1 (per pound)	$(6.86)	$(4.41)	$(6.09)	$(4.55)
Equals:
Cash operating margin per gold ounce sold	$1,407	$1,351	$1,401	$1,350
As a percentage of realized price of gold	75%	75%	75%	75%
Cash operating margin per silver ounce sold	$16.66	$20.58	$17.85	$20.15
As a percentage of realized price of silver	75%	77%	77%	76%
Cash operating margin per palladium ounce sold	$1,724	$2,294	$1,846	$2,106
As a percentage of realized price of palladium	81%	82%	82%	82%
Cash operating margin per cobalt pound sold	$27.15	$15.41	$28.34	$15.87
As a percentage of realized price of cobalt	80%	78%	82%	78%

1)	Refer to discussion on non-IFRS measure (iii) on page 38 of this MD&A.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [39]

Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2022 equal to the dividend per common share declared in the prior quarter. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.
On August 11, 2022, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on August 26, 2022 and is expected to be distributed on or about September 8, 2022. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.
Controls and Procedures
Disclosure Controls and Procedures
Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of June 30, 2022. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of June 30, 2022.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in
Internal Control – Integrated Framework (2013),
issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of June 30, 2022.
There have been no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2022 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitation of Controls and Procedures
The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [40]

potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Attributable Reserves and Resources
The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2021, unless otherwise noted.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [41]

Mineral Reserves Attributable to Wheaton Precious Metals
(1,2,3,8,32)

	December 31, 2021 (6)											December 31, 2020
		Proven			Probable			Proven & Probable				Proven & Probable
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs		Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	173.3	0.40	2.23	676.9	0.34	7.38	850.1	0.35	9.60	76%	867.8	0.31	8.59
Stillwater (13)	100%	8.2	0.41	0.11	60.1	0.33	0.63	68.3	0.34	0.74	69%	58.2	0.39	0.73
Constancia	50%	231.3	0.07	0.50	29.2	0.05	0.05	260.5	0.07	0.55	61%	266.3	0.07	0.56
Sudbury (11)	70%	11.4	0.46	0.17	11.4	0.45	0.17	22.8	0.45	0.33	75%	23.8	0.45	0.34
San Dimas (14)	25%	0.6	4.42	0.08	0.4	3.02	0.04	1.0	3.87	0.12	95%	1.0	3.77	0.12
Marmato (11,15)	10.5%	0.1	5.14	0.01	2.0	3.11	0.20	2.1	3.19	0.21	90%	1.3	3.19	0.13
777	50%	0.2	1.78	0.013	-	-	-	0.2	1.78	0.01	58%	0.8	2.13	0.05
Minto	100%	-	-	-	-	-	-	-	-	-	75%	2.4	0.60	0.05
Blackwater (11,28)	8%	19.3	0.74	0.46	0.5	0.80	0.01	19.8	0.74	0.47	91%	-	-	-
Toroparu (12,16)	10%	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%	12.7	1.00	0.41
Santo Domingo (11,26)	100%	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%	392.3	0.04	0.51
Marathon (11,29)	100%	85.1	0.07	0.19	32.6	0.06	0.06	117.7	0.07	0.26	71%	-	-	-
Curipamba (11,30)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	-	-	-
Goose (11,31)	4.15%	0.3	5.54	0.06	0.4	6.29	0.09	0.8	5.97	0.14	93%	-	-	-
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	10.4	0.37	0.12
Fenix (11,27)	6%	3.1	0.51	0.05	3.8	0.47	0.06	6.9	0.49	0.11	75%	-	-	-
Metates Royalty (17)	0.5%	1.4	0.70	0.03	4.1	0.45	0.06	5.5	0.52	0.09	91%	5.5	0.52	0.09
Total Gold				4.41			9.63			14.04				11.71
Silver
Peñasquito (10)	25%	28.8	38.3	35.4	61.8	31.8	63.1	90.5	33.8	98.5	87%	97.0	34.1	106.4
Constancia	100%	462.6	3.1	45.8	58.4	3.1	5.9	521.0	3.1	51.7	70%	532.5	3.0	52.0
Antamina (11,18)	33.75%
Copper		44.9	7.1	10.2	27.6	8.4	7.5	72.5	7.6	17.7	71%	78.6	7.2	18.3
Copper-Zinc		17.9	13.1	7.5	23.0	14.6	10.8	40.9	14.0	18.4	71%	50.3	12.9	20.8
Zinkgruvan	100%
Zinc		3.1	80.0	7.8	7.2	88.0	20.4	10.3	85.6	28.3	83%	8.8	81.4	23.0
Copper		2.0	32.0	2.1	0.2	35.0	0.2	2.2	32.3	2.3	70%	3.1	30.3	3.0
Neves-Corvo	100%
Copper		4.4	34.0	4.8	20.7	30.8	20.5	25.1	31.4	25.3	24%	29.7	30.2	28.8
Zinc		3.8	69.0	8.4	21.0	62.0	41.8	24.8	63.1	50.2	30%	30.1	62.2	60.3
Yauliyacu (19)	100%	1.1	67.2	2.3	7.0	86.7	19.6	8.1	84.1	22.0	83%	8.2	97.4	25.6
Aljustrel (20)	100%	9.7	47.4	14.8	27.4	46.9	41.4	37.2	47.1	56.2	26%	37.2	47.1	56.2
San Dimas (14)	25%	0.6	348.0	6.5	0.4	264.7	3.2	1.0	315.3	9.7	94%	1.0	329.7	10.6
Cozamin (11,21)	50%
Copper		-	-	-	5.4	45.6	8.0	5.4	45.6	8.0	86%	6.3	44.4	9.0
Zinc		-	-	-	0.7	44.5	1.0	0.7	44.5	1.0	86%	0.7	44.3	1.1
Keno Hill	25%
Underground		-	-	-	0.4	804.3	9.3	0.4	804.3	9.3	96%	0.3	804.5	7.6
Los Filos	100%	26.2	3.5	3.0	78.1	10.2	25.5	104.2	8.5	28.5	10%	104.2	8.5	28.5
Marmato (11,15)	100%	0.8	22.1	0.6	18.9	6.2	3.8	19.7	6.9	4.4	34%	19.7	6.9	4.4
777	100%	0.5	32.2	0.5	-	-	-	0.5	32.2	0.5	45%	1.5	31.0	1.5
Minto	100%	-	-	-	-	-	-	-	-	-	45%	2.4	5.6	0.4
Stratoni	100%	-	-	-	-	-	-	-	-	-	45%	0.6	148.0	2.7
Copper World Complex (22)	100%	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%	516.6	4.6	76.7
Blackwater (11,28)	50%	161.9	5.8	30.1	4.6	5.8	0.9	166.5	5.8	31.0	61%	-	-	-
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	9.9	34.6	11.0
Curipamba (11,30)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	-	-	-
Metates Royalty (17)	0.5%	1.4	17.2	0.8	4.1	13.1	1.7	5.5	14.2	2.5	66%	5.5	14.2	2.5
Total Silver				255.4			309.2			564.6				550.3
Palladium
Stillwater (13)	4.5%	0.2	12.0	0.09	1.8	9.4	0.53	2.0	9.7	0.63	90%	1.8	11.2	0.64
Total Palladium				0.09			0.53			0.63				0.64
Platinum
Marathon (11,29)	22%	18.7	0.2	0.13	7.2	0.2	0.04	25.9	0.2	0.17	84%	-	-	-
Total Platinum				0.13			0.04			0.17				-
Cobalt
Voisey’s Bay (11,23)	42.4%	4.9	0.13	13.5	6.5	0.12	17.8	11.4	0.12	31.4	84%	12.1	0.12	31.7
Total Cobalt				13.5			17.8			31.4				31.7

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [42]

Mineral Resources Attributable to Wheaton Precious Metals
(1,2,3,4,5,9,32)

		December 31, 2021 (6)
		Measured			Indicated			Measured & Indicated			Inferred
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	22.7	0.17	0.12	329.6	0.25	2.65	352.3	0.24	2.77	201.7	0.29	1.88
Stillwater (13)	100%	15.1	0.40	0.19	19.9	0.39	0.25	35.0	0.39	0.44	113.6	0.34	1.24
Constancia	50%	66.5	0.06	0.12	59.9	0.04	0.08	126.4	0.05	0.19	32.1	0.09	0.09
Sudbury (11)	70%	0.9	0.30	0.01	6.0	0.63	0.12	6.9	0.59	0.13	2.0	0.54	0.03
San Dimas (14)	25%	0.1	5.95	0.02	0.1	2.87	0.01	0.3	4.27	0.04	1.0	3.54	0.12
Marmato (11,15)	10.5%	0.2	5.95	0.03	2.7	2.77	0.24	2.8	2.94	0.27	1.6	2.59	0.13
Minto	100%	-	-	-	11.1	0.53	0.19	11.1	0.53	0.19	13.0	0.49	0.21
Blackwater (11,28)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Toroparu (12,16)	10%	3.5	2.33	0.26	2.3	2.33	0.17	5.8	2.33	0.43	1.4	2.74	0.12
Santo Domingo (11,26)	100%	1.4	0.05	0.002	120.1	0.03	0.11	121.5	0.03	0.12	31.8	0.02	0.03
Marathon (11,29)	100%	19.4	0.08	0.05	66.6	0.06	0.13	86.0	0.07	0.18	22.7	0.05	0.04
Curipamba (11,30)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Goose (11,31)	4.15%	0.04	4.94	0.01	0.1	5.18	0.02	0.2	5.13	0.03	0.2	6.64	0.04
Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Fenix (11,27)	6%	2.9	0.34	0.03	9.3	0.33	0.10	12.3	0.33	0.13	4.8	0.32	0.05
Cotabambas (12,24)	25%	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22	151.3	0.17	0.84
Brewery Creek Royalty (25)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Metates Royalty (17)	0.5%	0.3	0.23	0.002	0.7	0.23	0.01	1.0	0.23	0.01	0.3	0.32	0.003
Total Gold				0.90			4.54			5.44			4.98
Silver
Peñasquito (10)	25%	7.9	25.7	6.5	44.2	26.4	37.4	52.0	26.3	43.9	22.5	28.0	20.2
Constancia	100%	133.0	2.3	9.9	119.7	2.1	8.2	252.7	2.2	18.1	64.3	3.5	7.3
Antamina (11,18)	33.75%
Copper		28.5	7.2	6.6	107.8	8.5	29.4	136.2	8.2	36.0	218.2	9.0	63.1
Copper-Zinc		12.2	20.7	8.1	50.5	18.1	29.4	62.7	18.6	37.5	100.5	15.5	50.1
Zinkgruvan	100%
Zinc		3.1	58.2	5.8	8.2	60.0	15.9	11.3	59.5	21.7	14.2	81.0	37.0
Copper		1.8	34.8	2.0	0.3	34.7	0.4	2.1	34.8	2.3	0.2	27.0	0.2
Neves-Corvo	100%
Copper		4.8	51.3	7.9	31.2	50.7	50.9	36.0	50.8	58.8	12.7	34.0	13.9
Zinc		7.0	62.6	14.0	37.7	58.8	71.2	44.6	59.4	85.3	4.1	64.0	8.4
Yauliyacu (19)	100%	5.6	119.7	21.6	7.5	131.2	31.7	13.1	126.3	53.3	12.9	259.9	107.6
San Dimas (14)	25%	0.1	413.8	1.6	0.1	252.3	1.1	0.3	325.7	2.7	1.0	310.4	10.2
Aljustrel (20)	100%	4.3	67.3	9.3	3.9	58.9	7.4	8.2	63.3	16.7	15.7	46.2	23.3
Cozamin (11,21)	50%
Copper		0.2	53.3	0.3	4.8	35.1	5.4	4.9	35.7	5.7	2.4	39.9	3.1
Zinc		-	-	-	1.8	32.4	1.9	1.8	32.4	1.9	2.2	38.0	2.6
Keno Hill	25%
Underground		-	-	-	0.8	490.0	12.1	0.8	490.0	12.1	0.5	494.0	8.2
Elsa Tailings		-	-	-	0.6	119.0	2.4	0.6	119.0	2.4	-	-	-
Los Filos	100%	88.5	5.3	15.2	133.7	8.1	35.0	222.2	7.0	50.2	98.2	6.1	19.4
Marmato (11,15)	100%	1.3	27.9	1.2	22.8	6.3	4.6	24.1	7.5	5.8	15.4	3.3	1.6
Minto	100%	-	-	-	11.1	4.7	1.7	11.1	4.7	1.7	13.0	4.5	1.9
Stratoni	100%	-	-	-	1.4	153.0	6.6	1.4	153.0	6.6	1.7	162.2	8.9
Copper World Complex (22)	100%
Rosemont		112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6	68.7	1.7	3.7
Copper World		-	-	-	180.0	2.7	15.6	180.0	2.7	15.6	91.0	3.8	11.1
Blackwater (11,28)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Curipamba (11,30)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Toroparu (12,16)	50%	55.4	1.1	2.0	37.0	0.8	1.0	92.5	1.0	3.0	6.9	0.4	0.1
Cotabambas (12,24)	100%	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3	605.3	2.3	45.4
Metates Royalty (17)	0.5%	0.3	6.2	0.1	0.7	6.2	0.1	1.0	6.2	0.2	0.3	9.0	0.1
Total Silver				151.1			616.7			767.8			461.1
Palladium
Stillwater (13)	4.5%	0.15	11.2	0.05	0.2	10.7	0.07	0.4	10.9	0.12	1.1	9.5	0.35
Total Palladium				0.05			0.07			0.12			0.35
Platinum
Marathon (11,29)	22.0%	4.39	0.2	0.03	15.0	0.1	0.07	19.4	0.2	0.10	5.1	0.1	0.02
Total Platinum				0.03			0.07			0.10			0.02
Cobalt
Voisey’s Bay (11,23)	42.4%	1.7	0.04	1.5	-	-	-	1.7	0.04	1.5	2.5	0.12	6.8
Total Cobalt				1.5			-			1.5			6.8

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [43]

Notes on Mineral Reserves & Mineral Resources:

1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument
43-101
– Standards for Disclosure for Mineral Projects (“NI
43-101”),
or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.
Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),
both employees of the Company (the “Company’s QPs”).

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Cozamin mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine Keno Hill mines, Aljustrel mines, Santo Domingo project, Blackwater project, Kutcho project, Marathon project, Fenix project, Curipamba project, Goose project and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2021 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2020, Moinho & St João mines as of August 2020 and the Estação project as of July 2018.

b.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.

c.	Mineral Resources for the Brewery Creek project are reported as of January 18, 2022.

d.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

e.	Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.

f.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of August 15, 2019.

g.	Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.

h.
Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of January 1, 2021, Mineral Resources for the Lucky Queen, Flame & Moth and Onek mines as of January 3, 2017 and Bermingham mine as of November 30, 2021. Mineral Reserves are reported as of May 26, 2021.

i.	Mineral Resources for the Kutcho project are reported as of July 20, 2021 and Mineral Reserves are reported as of November 8, 2021.

j.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

k.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of October 31, 2018.

l.	Mineral Resources for the Marathon project are reported as of June 30, 2020 and Mineral Reserves as of September 15, 2020.

m.	Mineral Resources Marmato mine are reported as of June 30, 2021 and Mineral Reserves as of March 17, 2020.

n.	Mineral Resources Metates royalty are reported as of May 18, 2021 and Mineral Reserves as of April 29, 2016.

o.	Mineral Resources for the Minto mine are reported as of March 31, 2021.

p.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2021.

q.
Mineral Resources and Mineral Reserves for the Copper World Complex (formerly referred to as Rosemont in this MD&A) are reported as of March 30, 2017 and Mineral Resources for Copper World as of December 1, 2021.

r.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.

s.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2021.

t.	Mineral Resources for the Toroparu project are reported as of November 1, 2021 and Mineral Reserves are reported as of March 31, 2013.

7.
Process recoveries are the average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 3.5% zinc cut-off for the Feitais, Moinho and St João mines and 3.0% zinc cut-off for the Estação project.

b.	Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.03 per pound copper, $1.07 per pound zinc, $9.40 per pound molybdenum and $18.32 per ounce silver.

c.	Blackwater project – CAD $13.00 per tonne NSR cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

d.	Constancia mine – NSR cut-off of $6.40 per tonne assuming $1,500 per ounce gold, $20.00 per ounce silver, $3.45 per pound copper and $11.00 per pound molybdenum.

e.	Copper World Complex, Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

f.
Cozamin mine - NSR
cut-offs
of $48.04 per tonne for conventionally backfilled zones for 2020-2022, $51.12 per tonne for conventionally backfilled zones for 2023 and onward, $56.51 per tonne for paste backfilled zones of Vein 10 and $56.12 per tonne for paste backfilled zones of Vein 20, all assuming $2.75 per pound copper, $17.00 per ounce silver, $0.90 per pound lead and $1.00 per pound zinc.

g.	Curipamba project - NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.

h.	Fenix project – 0.24 grams per tonne gold cut-off assuming $1.250 per ounce gold.

i.	Goose project:

i.	Umwelt – 1.72 grams per tonne for open pit and 3.9 grams per tonne for underground.

ii.	Llama – 1.74 grams per tonne for open pit and 4.1 grams per tonne for underground.

iii.	Goose Main – 1.70 grams per tonne for open pit and 4.1 grams per tonne for underground.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [44]

iv.	Echo – 1.60 grams per tonne for open pit and 3.5 grams per tonne for underground.

j.	Keno Hill mines - $1,300 per ounce gold, $18.50 per ounce silver, $1.00 per pound lead and $1.15 per pound zinc.

k.
Kutcho project – NSR
cut-offs
of C$38.40 per tonne for oxide ore and C$55.00 per tonne for sulfide for the open pit and C$129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

l.	Los Filos mine - $1,200 per ounce gold and $4.39 per ounce silver.

m.
Marathon project - NSR
cut-offs
ranging from of CAD$18.00 per tonne to CAD$21.33 per tonne assuming $1,500 per ounce palladium, $900 per ounce platinum, $2.75 per pound copper, $1,300 per ounce gold and $16.00 per ounce silver.

n.
Marmato mine – 2.23 grams per tonne gold
cut-off
for the Upper Mine, 1.91 grams per tonne gold
cut-off
for the Transition Zone and 1.61 grams per tonne gold
cut-off
for the Lower Mine, all assuming $1,400 per ounce gold.

o.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

p.
Neves-Corvo mine – 1.41% copper
cut-off
for the copper Mineral Reserves and 5.4% zinc
cut-off
for the zinc Mineral Reserves, both assuming $3.00 per pound copper, $0.95 per pound lead and $1.00 per pound zinc.

q.	Peñasquito mine - $1,200 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

r.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,450 per ounce gold and $3.40 per pound copper.

s.	San Dimas mine – $1,750 per ounce gold and $22.50 per ounce silver.

t.	Santo Domingo project - variable throughput rates and cut-offs assuming $3.00 per pound copper,$1,290 per ounce gold and $100 per tonne iron.

u.	Stillwater mines - combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder.

v.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.

w.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

x.	Voisey’s Bay mines –$3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

y.	Yauliyacu mine - $18.32 per ounce silver, $3.03 per pound copper, and $1.07 per pound zinc.

z.	Zinkgruvan mine – Full cost breakeven NSR cut-offs of between $72.65 and $92.33 per tonne, assuming $3.00 per pound copper and $0.95 per pound lead and $1.00 per pound zinc.

aa.	777 mine – $1,800 per ounce gold, $24.00 per ounce silver, $4.00 per pound copper and $1.32 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 3.5% zinc cut-off for Feitais, Moinho and St João mines and 3.0% zinc cut-off for the Estação project.

b.	Antamina mine - $3.30 per pound copper, $1.18 per pound zinc, $11.11 per pound molybdenum and $25.14 per ounce silver.

c.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

d.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.

e.
Constancia mine – NSR
cut-off
of $6.40 per tonne for open pit and 0.65% copper
cut-off
for underground, both assuming $1,500 per ounce gold, $20.00 per ounce silver, $3.45 per pound copper and $11.00 per pound molybdenum.

f.
Copper World Complex - $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum for Rosemont and 0.1% copper cut-off assuming $3.45 per pound copper, $20.00 per ounce silver, $11.00 per pound molybdenum for Copper World.

g.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

h.	Cozamin mine - $50 per tonne NSR cut-off assuming $3.25 per pound copper, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.

i.
Curipamba project - NSR
cut-off
of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

j.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,500 per ounce gold.

k.	Goose project - 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.

l.	Keno Hill mines:

i.	Bellekeno mine – Cdn $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Lucky Queen and Flame & Moth mines – Cdn $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.

iii.	Onek mine - Cdn $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.	Bermingham mine - Cdn $185 per tonne NSR cut-off assuming $20.00 per ounce silver, $0.95 per pound lead, $1.00 per pound zinc and $1,300 per ounce gold.

v.	Elsa Tailings project – 50 grams per tonne silver cut-off assuming $17.00 per ounce silver and $1,000 per ounce gold.

m.
Kutcho project – 0.45% copper equivalent
cut-off
for the Main open pit and underground copper equivalent
cut-offs
of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

n.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

o.	Los Filos mine - $1,400 per ounce gold and $4.39 per ounce silver.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [45]

p.	Marathon project - NSR cut-off of CAD$13.00 per tonne assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

q.	Marmato mine – 1.9 grams per tonne gold cut-off for the Upper Mine and 1.4 grams per tonne gold cut-off for the Lower Mine and Transition Zone, all assuming $1,600 per ounce gold.

r.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.

s.	Minto mine – C$35.00 per tonne NSR cut-off for open pit and C$70 per tonne for underground, assuming $1,500 per ounce gold, $18.00 per ounce silver and $3.10 per pound copper.

t.
Neves-Corvo mine – 1.0% copper
cut-off
for the copper Mineral Resource and 4.5% zinc
cut-off
for the zinc Mineral Resource, both assuming $3.00 per pound copper, $0.95 per pound lead and $1.00 per pound zinc.

u.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

v.	Peñasquito mine - $1,400 per ounce gold, $23.00 per ounce silver, $1.10 per pound lead and $1.40 per pound zinc.

w.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,300 per ounce gold and $3.18 per pound copper.

x.	San Dimas mine – 165 grams per tonne silver equivalent cut-off assuming $1,800 per ounce gold and $25.00 per ounce silver.

y.	Santo Domingo project - 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.

z.	Stillwater mines – combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder.

aa.	Stratoni mine – $200 per tonne NSR cut-off assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.

bb.
Sudbury mines - $1,200 to $1,300 per ounce gold, $6.07 to $8.16 per pound nickel, $2.77 to $3.18 per pound copper, $1,150 to $1,225 per ounce platinum, $750 to $1,093 per ounce palladium and $12.47 to $20.41 per pound cobalt.

cc.	Toroparu project – 0.40 grams per tonne gold cut-off for open pit and 1.8 grams per tonne for underground assuming $1,630 per ounce gold.

dd.	Voisey’s Bay mines - $2.81 to $2.90 per pound copper, $6.35 per pound nickel and $20.41 per pound cobalt.

ee.	Yauliyacu mine – $25.14 per ounce silver, $3.30 per pound copper, and $1.18 per pound zinc.

ff.
Zinkgruvan mine – Area dependent margin NSR
cut-offs
of between $47.56 and $59.05 per tonne for the zinc Mineral Reserve and $47.56 per tonne NSR cut-off
for the copper Mineral Reserve, both assuming $3.00 per pound copper and $0.95 per pound lead and $1.00 per pound zinc.

10.	The scientific and technical information in these tables regarding the Peñasquito mine was sourced by the Company from the following filed documents:

a.	Antamina – Teck Resources Annual Information Form dated February 23, 2022.

b.	Peñasquito – Newmont’s December 31, 2021 Resources and Reserves press release dated February 24, 2022 and

c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.
The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.

11.
The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.
The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.
The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14.
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.
The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310 thousand ounces are delivered and 5.25% of gold production thereafter, as well as, 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.
The Company’s PMPA with Gold X Mining Corp., a subsidiary of GCM Mining Corp., is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s agreement with Chesapeake Gold Corp (Chesapeake) is a royalty whereby the Company will be entitled to a 0.5% net smelter return royalty.

18.
The Antamina PMPA in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a
50-year
term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [46]

19.
The Yauliyacu mine PMPA provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

20.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

21.
The Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

22.	The Copper World Complex Mineral Resources and Mineral Reserves do not include the Oxide material from Rosemont or the Leach material from Copper World.

23.
The Voisey’s Bay cobalt PMPA provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

24.
The Company’s PMPA with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

25.
The Company’s PMPA with Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp., is a royalty, whereby the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced, above which the NSR will increase to 2.75%. Sabre has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0M. Attributable resources have been calculated on the 2.0% / 2.75% basis.

26.
The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

27.
The Fenix PMPA provides that Rio2 will deliver gold equal to 6% of the gold production until 90,000 ounces are delivered, then 4% of the gold production until 140,000 ounces are delivered and 3.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on this 6% / 4% / 3.5% basis.

28.
The Blackwater silver and gold stream agreements provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 279,908 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

29.
The Marathon PMPA provides that Generation will deliver 100% of the gold production until 150 thousand ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120 thousand ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

30.
The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150 thousand ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

31.
The Goose PMPA provides that Sabina will deliver gold equal to 4.15% of the gold production until 130 thousand ounces are delivered, then 2.15% until 200 thousand ounces are delivered and 1.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 4.15% / 2.15% / 1.5% basis.

32.
Precious metals and cobalt are
by-product
metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project and Blackwater project, silver at the Keno Hill mines and the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [47]

Cautionary Note Regarding Forward-Looking Statements
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	the future price of commodities;
●	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);
●	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
●
the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

●
the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
●	the costs of future production;
●	the estimation of produced but not yet delivered ounces;
●	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;
●	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;
●	continued listing of the Common Shares on the LSE, NYSE and TSX;
●	any statements as to future dividends;
●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
●	projected increases to Wheaton’s production and cash flow profile;
●	projected changes to Wheaton’s production mix;
●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
●	the ability to sell precious metals and cobalt production;
●	confidence in the Company’s business structure;
●	the Company’s assessment of taxes payable and the impact of the CRA Settlement;
●	possible CRA domestic audits for taxation years subsequent to 2016 and international audits
●	the Company’s assessment of the impact of any tax reassessments;
●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
●	the Company’s climate change and environmental commitments; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements;
●	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
●	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);
●
risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [48]

economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);
●
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
●
risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
●
Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
●	risks relating to the potential implementation of a 15% global minimum tax;
●	counterparty credit and liquidity risks;
●	mine operator and counterparty concentration risks;
●	indebtedness and guarantees risks;
●	hedging risk;
●	competition in the streaming industry risk;
●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
●	risks relating to security over underlying assets;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the Mining Operations;
●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
●	risks related to environmental regulations;
●	risks related to climate change;
●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
●
inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
●	risks associated with environmental, social and governance matters;
●	the ability of Wheaton and the Mining Operations to obtain adequate financing;
●	the ability of the Mining Operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks related to Wheaton’s acquisition strategy;
●	risks related to the market price of the common shares of Wheaton (the “Common Shares”);
●	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
●	risks associated with a possible suspension of trading of Common Shares;
●	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
●	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
●	risks relating to activist shareholders;

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [49]

●	risks relating to reputational damage;
●	risks relating to unknown defects and impairments;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	risks related to the adequacy of internal control over financial reporting;
●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
●	risks relating to future sales or the issuance of equity securities; and
●
other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form
40-F
and Form
6-Ks,
all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	that there will be no material adverse change in the market price of commodities;
●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
●	that each party will satisfy their obligations in accordance with the PMPAs;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive PMPAs;
●	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);
●
that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

●
that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

●	that the trading of the Company’s Common Shares will not be suspended;
●	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
●	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
●	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);
●
that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

●	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
●	such other assumptions and factors as set out in the Disclosure.
Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.
Cautionary Language Regarding Reserves And Resources
For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2021 and other continuous disclosure documents filed by Wheaton since January 1, 2022, available on SEDAR at www.sedar.com. Wheaton’s Mineral

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [50]

Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:
The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument
43-101
– Standards of Disclosure for Mineral Projects (“NI
43-101”)
and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI
43-101.
Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility
studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation
S-K.
Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI
43-101.
As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Definition Standards that are required under NI
43-101.
However, while the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI
43-101
would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form
40-F,
a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [51]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30

(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2022	2021	2022	2021

Sales	6	$302,922	$330,393	$610,166	$654,512

Cost of sales
Cost of sales, excluding depletion		$74,943	$78,445	$144,936	$157,228
Depletion	12	65,682	70,308	123,084	140,482

Total cost of sales		$140,625	$148,753	$268,020	$297,710

Gross margin		$162,297	$181,640	$342,146	$356,802

General and administrative expenses	7	9,685	8,904	19,089	18,639

Share based compensation	8	1,608	7,978	11,509	9,608
Donations and community investments	9	1,160	1,583	1,973	2,188
Earnings from operations		$149,844	$163,175	$309,575	$326,367
Other (income) expense	10	(820)	(3,420)	(650)	(3,301)
Earnings before finance costs and income taxes		$150,664	$166,595	$310,225	$329,668
Finance costs	18.3	1,389	1,357	2,811	2,930
Earnings before income taxes		$149,275	$165,238	$307,414	$326,738
Income tax (expense) recovery	24	(201)	886	(872)	1,388

Net earnings		$149,074	$166,124	$306,542	$328,126

Basic earnings per share		$0.330	$0.369	$0.679	$0.729
Diluted earnings per share		$0.330	$0.368	$0.678	$0.728
Weighted average number of shares outstanding
Basic	22	451,524	450,088	451,221	449,800
Diluted	22	452,359	451,203	452,123	450,869
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [5

]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	Note	2022	2021	2022	2021

Net earnings		$149,074	$166,124	$306,542	$328,126
Other comprehensive income
Items that will not be reclassified to net earnings
Loss on LTIs 1	16	$(33,874)	$(2,326)	$(33,784)	$(2,543)
Income tax recovery (expense) related to LTIs	24	349	(479)	155	(2,616)

Total other comprehensive loss		$(33,525)	$(2,805)	$(33,629)	$(5,159)

Total comprehensive income		$115,549	$163,319	$272,913	$322,967

1)	LTIs = long-term investments – common shares held.
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [5

]

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	Note	As at June 30 2022	As at December 31 2021

Assets
Current assets
Cash and cash equivalents	23	$448,626	$226,045
Accounts receivable	11	13,550	11,577
Other	25	16,160	12,102

Total current assets		$478,336	$249,724

Non-current assets
Mineral stream interests	12	$5,841,478	$5,905,797
Early deposit mineral stream interests	13	45,342	34,741
Mineral royalty interest	14	6,606	6,606
Long-term equity investments	16	60,799	61,477
Convertible notes receivable	15	-	17,086
Property, plant and equipment	17	4,814	5,509
Other	26	11,320	15,211

Total non-current assets		$5,970,359	$6,046,427

Total assets		$6,448,695	$6,296,151

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$9,546	$13,935
Current portion of performance share units	21.1	11,989	14,807
Current portion of lease liabilities	18.2	824	813
Other		97	136

Total current liabilities		$22,456	$29,691

Non-current liabilities
Lease liabilities	18.2	1,619	2,060
Deferred income taxes	24	236	100
Performance share units	21.1	4,517	11,498
Pension liability		3,066	2,685

Total non-current liabilities		$9,438	$16,343

Total liabilities		$31,894	$46,034

Shareholders’ equity
Issued capital	19	$3,729,300	$3,698,998
Reserves	20	12,273	47,036
Retained earnings		2,675,228	2,504,083

Total shareholders’ equity		$6,416,801	$6,250,117

Total liabilities and shareholders’ equity		$6,448,695	$6,296,151
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [5

]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands – unaudited)	Note	2022	2021	2022	2021

Operating activities
Net earnings		$149,074	$166,124	$306,542	$328,126
Adjustments for
Depreciation and depletion		66,080	70,775	123,875	141,424
Interest expense	18.3	24	32	50	294
Equity settled stock based compensation		1,498	1,307	2,839	2,632
Performance share units	21.1	(18,137)	(10,258)	(9,577)	(9,952)
Pension expense		271	265	429	416
Income tax expense (recovery)	24	201	(886)	872	(1,388)
Loss (gain) on fair value adjustment of share purchase warrants held	10	154	194	897	1,145
Fair value (gain) loss on convertible note receivable	15	-	(3,388)	1,380	(4,626)
Investment income recognized in net earnings		(549)	(95)	(743)	(97)
Other		42	103	(1,472)	694
Change in non-cash working capital	23	7,365	(7,803)	(8,553)	(9,775)
Cash generated from operations before income taxes and interest		$206,023	$216,370	$416,539	$448,893
Income taxes recovered (paid)		(80)	(21)	(112)	(51)
Interest paid		(25)	(29)	(51)	(370)
Interest received		441	95	523	97

Cash generated from operating activities		$206,359	$216,415	$416,899	$448,569

Financing activities
Bank debt repaid	18.1	$-	$-	$-	$(195,000)
Credit facility extension fees	18.1	(2)	(1,673)	(2)	(1,673)
Share purchase options exercised	20.2	1,777	743	7,549	5,536
Lease payments	18.2	(202)	(173)	(402)	(387)
Dividends paid	19.2, 23	(117,117)	(103,549)	(117,117)	(103,549)

Cash (used for) generated from financing activities		$(115,544)	$(104,652)	$(109,972)	$(295,073)

Investing activities
Mineral stream interests	12	$(15,549)	$(64,771)	$(60,801)	$(215,790)
Early deposit mineral stream interests	13	-	-	(750)	(750)
Mineral royalty interest	14	-	(10)	-	(3,571)
Acquisition of long-term investments	16	(2,633)	(2,377)	(22,768)	(2,377)
Proceeds on disposal of long-term investments	16	-	-	-	112,188
Dividends received	10	108	-	220	-
Other		(89)	(386)	(125)	(520)

Cash (used for) generated from investing activities		$(18,163)	$(67,544)	$(84,224)	$(110,820)

Effect of exchange rate changes on cash and cash equivalents		$(189)	$65	$(122)	$87

Increase in cash and cash equivalents		$72,463	$44,284	$222,581	$42,763
Cash and cash equivalents, beginning of period		376,163	191,162	226,045	192,683

Cash and cash equivalents, end of period	23	$448,626	$235,446	$448,626	$235,446
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [5

]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands – unaudited)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI 1 Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2021	449,458	$3,646,291	$83,077	$21,855	$6,815	$15,135	$126,882	$1,941,398	$5,714,571
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$162,002	$162,002
OCI 1		-	-	-	-	(2,354)	(2,354)	-	(2,354)
Total comprehensive income		$-	$-	$-	$-	$(2,354)	$(2,354)	$162,002	$159,648
Income tax recovery (expense)		$1,570	$-	$-	$-	$-	$-	$-	$1,570
SBC 1 expense		-	-	516	809	-	1,325	-	1,325
Options 1 exercised	258	5,741	-	(948)	-	-	(948)	-	4,793
RSUs 1 released	116	2,800	-	-	(2,800)	-	(2,800)	-	-
Dividends (Note 19.2)		-	-	-	-	-	-	(58,478)	(58,478)
Realized gain on disposal of LTIs ¹ (Note 20.4)		-	-	-	-	(53,119)	(53,119)	53,119	-
At March 31, 2021	449,832	$3,656,402	$83,077	$21,423	$4,824	$(40,338)	$68,986	$2,098,041	$5,823,429
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$166,124	$166,124
OCI 1		-	-	-	-	(2,805)	(2,805)	-	(2,805)
Total comprehensive income		$-	$-	$-	$-	$(2,805)	$(2,805)	$166,124	$163,319
Income tax recovery (expense)		$(463)	$-	$-	$-	$-	$-	$-	$(463)
SBC 1 expense		-	-	514	793	-	1,307	-	1,307
Options 1 exercised	32	891	-	(148)	-	-	(148)	-	743
RSUs 1 released	1	15	-	-	(15)	-	(15)	-	-
Dividends (Note 19.2)	406	17,938	-	-	-	-	-	(63,009)	(45,071)
At June 30, 2021	450,271	$3,674,783	$83,077	$21,789	$5,602	$(43,143)	$67,325	$2,201,156	$5,943,264
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$426,759	$426,759
OCI 1		-	-	-	-	(11,155)	(11,155)	-	(11,155)
Total comprehensive income		$-	$-	$-	$-	$(11,155)	$(11,155)	$426,759	$415,604
Income tax recovery (expense)		$704	$-	$-	$-	-	$-	$-	$704
SBC 1 expense		-	-	1,036	1,594	-	2,630	-	2,630
Options 1 exercised	109	2,893	-	(476)	-	-	(476)	-	2,417
Dividends (Note 19.2)	484	20,618	-	-	-	-	-	(135,120)	(114,502)
Realized gain on disposal of LTIs ¹ (Note 20.4)		-	-	-	-	(11,288)	(11,288)	11,288	-
At December 31, 2021	450,864	$3,698,998	$83,077	$22,349	$7,196	$(65,586)	$47,036	$2,504,083	$6,250,117
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$157,467	$157,467
OCI 1		-	-	-	-	(103)	(103)	-	(103)
Total comprehensive income		$-	$-	$-	$-	$(103)	$(103)	$157,467	$157,364
Income tax recovery (expense)		$793	$-	$-	$-	$-	$-	$-	$793
SBC 1 expense		-	-	534	808	-	1,342	-	1,342
Options 1 exercised	329	8,969	-	(1,437)	-	-	(1,437)	-	7,532
RSUs 1 released	88	2,534	-	-	(2,534)	-	(2,534)	-	-
Dividends (Note 19.2)		-	-	-	-	-	-	(67,688)	(67,688)
At March 31, 2022	451,281	$3,711,294	$83,077	$21,446	$5,470	$(65,689)	$44,304	$2,593,862	$6,349,460
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$149,074	$149,074
OCI 1		-	-	-	-	(33,525)	(33,525)	-	(33,525)
Total comprehensive income		$-	$-	$-	$-	$(33,525)	$(33,525)	$149,074	$115,549
Income tax recovery (expense)		$(293)	$-	$-	$-	$-	$-	$-	$(293)
SBC 1 expense		-	-	611	886	-	1,497	-	1,497
Options 1 exercised	0	20	-	(3)	-	-	(3)	-	17
Dividends (Note 19.2)	411	18,279	-	-	-	-	-	(67,708)	(49,429)
At June 30, 2022	451,692	$3,729,300	$83,077	$22,054	$6,356	$(99,214)	$12,273	$2,675,228	$6,416,801

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [5

]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

1.	Description of Business and Nature of Operations
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.
As of June 30, 2022, the Company has entered into 31 long-term purchase agreements (three of which are early deposit agreements), with 24 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 21 mining assets which are currently operating, 14 which are at various stages of development and 3 which have been placed in care and maintenance or have been closed, located in 13 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.
The condensed interim consolidated financial statements of the Company for the three and six
months ended June 30, 2022 were authorized for issue as of August 11, 2022 in accordance with a resolution of the Board of Directors.
Partner Operations
Wheaton continues to review our partners’ operations to understand their policies and procedures around the
COVID-19
pandemic. We have been advised that each operation will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. There can be no assurance that our partners’ operations will remain operational, or operate at expected levels, for the duration of the
COVID-19
pandemic.

2.	Basis of Presentation and Statement of Compliance
These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2021 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021.
The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.
In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at June 30, 2022 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.
During the first quarter, the Company changed the classification for stock option expense (Note 20.2), RSU expense (Note 20.3), and PSU expense (Note 21.1) within the Condensed Interim Consolidated Statement of Earnings from General and Administrative expense to Share Based Compensation as management believes this presentation provides more useful information to the readers of the financial statements. Additionally, the Company changed the classification for donations and community investments within the Condensed Interim Consolidated Statement of Earnings from General and Administrative expense to Donations and Community Investments (Note 9).
These changes have been retrospectively applied to all periods presented.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [5

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Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

3.	Significant Accounting Policies

3.1.	Future Changes to Accounting Policies
The IASB has issued the following new or amended standards:
Amendment to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:

●
a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use
assets and lease liabilities; and

●	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
The implementation of this amendment is not expected to have a material impact on the Company.
Amendment to IAS 1
-
Presentation of Financial statements
The amendments to IAS 1 clarify the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is unaffected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current
even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The implementation of this amendment is not expected to have a material impact on the Company.
Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its financial statements.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
Information about significant areas of estimation uncertainty and judgments made by management in preparing the condensed interim consolidated financial statements are described below.

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Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates
Mineral stream interests are significant assets of the Company, with a carrying value of $5.9 billion at June 30, 2022. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion
The Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets
The Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.
The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates
the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate
the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the estimated recoverable reserves and resources as well as operational developments at the mining properties in respect of which the Company has PMPAs for indications of impairment or impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation
The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 20.2, 20.3, and 21.1, respectively.

Critical Accounting Judgments

4.5.	Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 27. By their nature, contingencies will only be resolved

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [5

]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s judgement of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

4.6.	Income Taxes
The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 27 for more information.
In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

5.	Financial Instruments

5.1.	Capital Risk Management
The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.
The capital structure of the Company consists of debt (Note 18) and equity attributable to common shareholders, comprising of issued capital (Note 19), accumulated reserves (Note 20) and retained earnings.
The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 18).
The Company is in compliance with the debt covenants at June 30, 2022, as described in Note 18.1.

5.2.	Categories of Financial Assets and Liabilities
The
non-revolving
term loan, which required regularly scheduled payments of interest and principal, was carried at amortized cost. Trade receivables from sales of cobalt and other receivables are non-interest
bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving
term loan and the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company’s financial assets and liabilities:

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [

]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

(in thousands)	Note	June 30 2022	December 31 2021

Financial assets
Financial assets mandatorily measured at FVTNE 1
Cash and cash equivalents	23	$448,626	$226,045
Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 11	525	1,716
Long-term investments- warrants held		696	1,536
Convertible note receivable	15	-	17,086
Investments in equity instruments designated at FVTOCI 1
Long-term investments- common shares held	16	60,103	59,941
Financial assets measured at amortized cost
Non-revolving term loan	15, 25	-	816
Trade receivables from sales of cobalt	11	12,632	9,488
Other accounts receivable	11	393	373

Total financial assets		$522,975	$317,001

Financial liabilities
Financial liabilities at amortized cost
Accounts payable and accrued liabilities		9,546	13,935
Pension liability		3,066	2,685

Total financial liabilities		$12,612	$16,620

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income

5.3.	Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. Additionally, the outstanding accounts receivable from the sales of cobalt are supported by a $15 million letter of credit. Finally, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at June 30, 2022 is considered to be negligible.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [6
1
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

(in thousands)	Note	June 30 2022	December 31 2021
Cash and cash equivalents	23	$448,626	$226,045
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	525	1,716
Trade receivables from sales of cobalt	11	12,632	9,488
Other accounts receivables	11	393	373
Non-revolving term loan	15, 25	-	816
Convertible notes receivable	15	-	17,086

Maximum exposure to credit risk related to financial assets		$462,176	$255,524

5.4.	Liquidity Risk
The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at June 30, 2022, the Company had cash and cash equivalents of $449 million (December 31,
2021- $
226
million) and working capital of $
456
 million (December 31,
2021 - $
220
million).
The Company holds equity investments of several companies (Note 16) with a combined market value at June 30, 2022 of $61 million (December 31,
2021 - $
61 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.
The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows.

As at June 30, 2022

(in thousands)	2022		2023 - 2024		2025 - 2026		After 2026		Total

Non-derivative financial liabilities
Accounts payable and accrued liabilities	$	9,546	$	-	$	-	$	-	$9,546
Performance share units 1		165		15,844		497		-	16,506
Total	$	9,711	$	15,844	$	497	$	-	$26,052

1)	Assumes a weighted average performance factor of 189% (see Note 21.1).

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [6
2
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

5.5.	Currency Risk
The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

(in thousands)	June 30 2022	December 31 2021

Monetary assets
Cash and cash equivalents	$1,020	$1,567
Accounts receivable	91	155
Long-term investments - common shares held	59,678	59,517
Long-term investments - warrants held	696	1,536
Convertible note receivable	-	17,086
Non-revolving term loan	-	816
Other long-term assets	3,477	3,534

Total Canadian dollar denominated monetary assets	$64,962	$84,211

Monetary liabilities
Accounts payable and accrued liabilities	$5,976	$9,001
Performance share units	13,200	21,079
Lease liability	1,638	1,919
Pension liability	3,066	2,685

Total Canadian dollar denominated monetary liabilities	$23,880	$34,684
The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at June 30, 2022
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(1,859)	$1,859
Increase (decrease) in other comprehensive income	5,968	(5,968)

Increase (decrease) in total comprehensive income	$4,109	$(4,109)

	As at December 31, 2021
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(999)	$999
Increase (decrease) in other comprehensive income	5,952	(5,952)

Increase (decrease) in total comprehensive income	$4,953	$(4,953)

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [6
3
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

5.6.	Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the three and six months ended June 30, 2022, the weighted average effective interest rate paid by the Company on its outstanding borrowings was Nil (2021 - 1.17%).
During the three and six months ended June, 2022 and June 30, 2021, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $Nil and $0.2 million, respectively.

5.7.	Other Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.
If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the three and six months ended June 30, 2022 and 2021 would have increased/decreased by approximately $6 million and $8 million respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation
The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).
Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs which are supported by little or no market activity.
The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		June 30, 2022

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	23	$448,626	$448,626	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	525	-	525	-
Long-term investments - common shares held	16	60,103	60,103	-	-
Long-term investments - warrants held	16	696	-	696	-

		$509,950	$508,729	$1,221	$-

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [6
4
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

		December 31, 2021

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	23	$226,045	$226,045	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	1,716	-	1,716	-
Long-term investments - common shares held	16	59,941	59,941	-	-
Long-term investments - warrants held	16	1,536	-	1,536	-
Kutcho Convertible Note	15	17,086	-	-	17,086

		$306,324	$285,986	$3,252	$17,086
The
non-revolving
term loan, which required regularly scheduled payments of interest and principal, was carried at amortized cost. Trade accounts receivables, other accounts receivables and accounts payables and accrued liabilities are non-interest
bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving
term loan as well as other receivables are reported net of allowances for uncollectable amounts.
When balances are outstanding, the Company’s bank debt (Note 18.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.8.1.	Valuation Techniques for Level 1 Assets
Cash and Cash Equivalents
The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.
Long-Term Investments in Common Shares Held
The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.8.2.	Valuation Techniques for Level 2 Assets
Accounts Receivable Arising from Sales of Metal Concentrates
The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.
Long-Term Investments in Warrants Held
The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

5.8.3.	Valuation Techniques for Level 3 Assets
Convertible Note Receivable
At February 18, 2022 (the date the Kutcho Convertible Note was terminated) and December 31, 2021, the fair value of the Kutcho Convertible Note (Note 15), which is not traded in an active market, was determined by reference to the value of the shares the Company would receive if the right to convert the note into shares was exercised. This convertible note receivable is classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 10).

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [6
5
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

6.	Revenue

	Three Months Ended June 30				Six Months Ended June 30

(in thousands)	2022		2021		2022		2021

Sales
Gold credit sales	$157,842	52%	$162,293	49%	$303,517	50%	$297,319	45%
Silver
Silver credit sales	$110,383	36%	$124,023	38%	$223,913	37%	$274,719	42%
Concentrate sales	19,845	7%	25,432	8%	40,647	6%	48,618	7%
Total silver sales	$130,228	43%	$149,455	46%	$264,560	43%	$323,337	49%
Palladium credit sales	$7,203	2%	$10,822	3%	$16,736	3%	$23,097	4%
Cobalt sales	$7,649	3%	$7,823	2%	$25,353	4%	$10,759	2%

Total sales revenue	$302,922	100%	$330,393	100%	$610,166	100%	$654,512	100%
Gold, Silver and Palladium Credit Sales
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.
The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.
Concentrate Sales
Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.
Cobalt Sales
Cobalt is sold to a third-party sales agent who then
on-sells
the cobalt to Wheaton approved third party customers. Revenue from the sale of cobalt is recognized once the third-party customer and sales terms have been agreed to between Wheaton and the third-party sales agent, which is also the date that control of the cobalt is transferred to the third-party sales agent.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [6
6
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

7.	General and Administrative

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2022	2021	2022	2021

Corporate
Salaries and benefits	$3,912	$3,618	$8,149	$7,298
Depreciation	288	274	575	552
Professional fees	329	769	822	2,284
Business travel	363	29	465	37
Director fees	279	257	601	549
Employer health tax	391	349	708	638
Audit and regulatory	887	833	1,716	1,779
Insurance	529	360	1,035	739
Other	888	724	1,783	1,528
General and administrative - corporate	$7,866	$7,213	$15,854	$15,404
Subsidiaries
Salaries and benefits	$1,149	$1,016	$2,257	$2,046
Depreciation	110	97	216	198
Professional fees	165	168	258	269
Business travel	64	23	68	23
Director fees	50	50	100	100
Insurance	10	11	24	20
Other	271	326	312	579
General and administrative - subsidiaries	$1,819	$1,691	$3,235	$3,235

Consolidated general and administrative	$9,685	$8,904	$19,089	$18,639

8.	Share Based Compensation

		Three Months Ended June 30		Six Months Ended June 30

(in thousands)	Note	2022	2021	2022	2021

Equity settled share based compensation 1
Stock options	20.2	$611	$513	$1,145	$1,029
RSUs	20.3	886	793	1,694	1,602
Cash settled share based compensation
PSUs 2	21.1	$111	$6,672	$8,670	$6,977

Total share based compensation		$1,608	$7,978	$11,509	$9,608
1)	Equity settled stock based compensation is a non-cash expense.
2)
The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 189% during the three and six months ended June 30, 2022 as compared to 179% during the comparable period of 2021.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

9.	Donations and Community Investments

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2022	2021	2022	2021
Local donations and community investments 1	$352	$364	$907	$696
Partner donations and community investments 2	708	627	901	692
COVID-19 and community support and response fund	100	592	165	800

Total donations and community investments	$1,160	$1,583	$1,973	$2,188
1 )	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [6
8
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

10.	Other (Income) Expense

		Three Months Ended June 30		Six Months Ended June 30

(in thousands)	Note	2022	2021	2022	2021

Interest income		$(441)	$(95)	$(523)	$(97)
Dividends received		(108)	-	(220)	-
Foreign exchange (gain) loss		(433)	221	(19)	637
Net (gain) loss arising on financial assets mandatorily measured at FVTPL ¹
(Gain) loss on fair value adjustment of share purchase warrants held		154	194	897	1,145
(Gain) loss on fair value adjustment of convertible notes receivable	15	-	(3,388)	1,380	(4,626)
Other		8	(352)	(2,165)	(360)

Total other (income) expense		$(820)	$(3,420)	$(650)	$(3,301)

1)	FVTPL refers to Fair Value Through Profit or Loss

11.	Accounts Receivable

		June 30	December 31

(in thousands)	Note	2022	2021
Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$525	$1,716
Trade receivables from sales of cobalt	6	12,632	9,488
Other accounts receivable		393	373

Total accounts receivable		$13,550	$11,577
The trade receivables from sales of cobalt generally have extended payment terms with outstanding amounts being supported by a $15 million letter of credit.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [6
9
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

12.	Mineral Stream Interests

	Six Months Ended June 30, 2022

	Cost			Accumulated Depletion & Impairment 1			Carrying Amount Jun 30, 2022
(in thousands)	Balance Jan 1, 2022	Additions (Reductions)	Balance Jun 30, 2022	Balance Jan 1, 2022	Depletion	Balance Jun 30, 2022

Gold interests
Salobo	$3,059,876	$11	$3,059,887	$(621,937)	$(30,371)	$(652,308)	$2,407,579
Sudbury 2	623,864	-	623,864	(316,695)	(12,684)	(329,379)	294,485
Constancia	140,058	-	140,058	(36,269)	(4,859)	(41,128)	98,930
San Dimas	220,429	-	220,429	(53,706)	(5,373)	(59,079)	161,350
Stillwater 3	239,352	-	239,352	(19,567)	(2,255)	(21,822)	217,530
Other 4	761,334	55,527	816,861	(396,542)	(623)	(397,165)	419,696
	$5,044,913	$55,538	$5,100,451	$(1,444,716)	$(56,165)	$(1,500,881)	$3,599,570

Silver interests
Peñasquito	$524,626	$-	524,626	$(202,608)	$(15,276)	$(217,884)	$306,742
Antamina	900,343	-	900,343	(320,291)	(18,669)	(338,960)	561,383
Constancia	302,948	-	302,948	(97,064)	(7,212)	(104,276)	198,672
Other 5	1,438,974	1,019	1,439,993	(845,779)	(16,270)	(862,049)	577,944
	$3,166,891	$1,019	$3,167,910	$(1,465,742)	$(57,427)	$(1,523,169)	$1,644,741

Palladium interests
Stillwater 3	$263,721	$-	$263,721	$(30,891)	$(2,975)	$(33,866)	$229,855

Platinum interests
Marathon	$-	$4,852	$4,852	$-	$-	$-	$4,852

Cobalt interests
Voisey’s Bay 6	$393,422	$-	$393,422	$(21,801)	$(9,161)	$(30,962)	$362,460

	$8,868,947	$61,409	$8,930,356	$(2,963,150)	$(125,728)	$(3,088,878)	$5,841,478

1)
Includes cumulative impairment charges to June 30, 2022 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
Comprised of the Minto, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Santo Domingo, Fenix, Blackwater Marathon, Goose and Curipamba gold interests.

5)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Cozamin, Blackwater and Curipamba silver interests.

6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [

]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

	Year Ended December 31, 2021

	Cost			Accumulated Depletion & Impairment 1				Carrying Amount Dec 31, 2021
(in thousands)	Balance Jan 1, 2021	Additions (Reductions)	Balance Dec 31, 2021	Balance Jan 1, 2021	Depletion	Impairment Reversal	Balance Dec 31, 2021

Gold interests
Salobo	$3,059,876	$-	$3,059,876	$(550,532)	$(71,405)	$-	$(621,937)	$2,437,939
Sudbury 2	623,864	-	623,864	(302,848)	(13,847)	-	(316,695)	307,169
Constancia	136,058	4,000	140,058	(30,489)	(5,780)	-	(36,269)	103,789
San Dimas	220,429	-	220,429	(38,227)	(15,479)	-	(53,706)	166,723
Stillwater 3	239,352	-	239,352	(15,042)	(4,525)	-	(19,567)	219,785
Other 4	402,232	359,102	761,334	(394,706)	(1,836)	-	(396,542)	364,792

	$4,681,811	$363,102	$5,044,913	$(1,331,844)	$(112,872)	$-	$(1,444,716)	$3,600,197

Silver interests
Peñasquito	$524,626	$-	$524,626	$(174,054)	$(28,554)	$-	$(202,608)	$322,018
Antamina	900,343	-	900,343	(273,409)	(46,882)	-	(320,291)	580,052
Constancia	302,948	-	302,948	(85,904)	(11,160)	-	(97,064)	205,884
Other 5	1,281,228	157,746	1,438,974	(806,253)	(39,526)	-	(845,779)	593,195

	$3,009,145	$157,746	$3,166,891	$(1,339,620)	$(126,122)	$-	$(1,465,742)	$1,701,149

Palladium interests
Stillwater 3	$263,721	$-	$263,721	$(22,332)	$(8,559)	$-	$(30,891)	$232,830

Cobalt interests
Voisey’s Bay 6	$393,422	$-	$393,422	$(165,912)	$(12,606)	$156,717	$(21,801)	$371,621

	$8,348,099	$520,848	$8,868,947	$(2,859,708)	$(260,159)	$156,717	$(2,963,150)	$5,905,797

1)
Includes cumulative impairment charges to December 31, 2021 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest- $151 million; and Sudbury gold interest - $120 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Santo Domingo, Fenix and Blackwater gold interests.
5)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Cozamin and Blackwater silver interests.

6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [

]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	June 30, 2022			December 31, 2021

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests
Salobo	$2,015,094	$392,485	$2,407,579	$2,045,466	$392,473	$2,437,939
Sudbury 1	249,607	44,878	294,485	244,109	63,060	307,169
Constancia	92,444	6,486	98,930	96,808	6,981	103,789
San Dimas	56,945	104,405	161,350	60,574	106,149	166,723
Stillwater 2	192,729	24,801	217,530	196,853	22,932	219,785
Other 3	27,403	392,293	419,696	28,025	336,767	364,792

	$2,634,222	$965,348	$3,599,570	$2,671,835	$928,362	$3,600,197

Silver interests
Peñasquito	$233,037	$73,705	$306,742	$237,720	$84,298	$322,018
Antamina	214,310	347,073	561,383	232,977	347,075	580,052
Constancia	187,896	10,776	198,672	194,364	11,520	205,884
Other 4	259,036	318,908	577,944	272,620	320,575	593,195

	$894,279	$750,462	$1,644,741	$937,681	$763,468	$1,701,149

Palladium interests
Stillwater 2	$221,147	$8,708	$229,855	$222,859	$9,971	$232,830

Platinum interests
Marathon	$-	$4,852	$4,852	$-	$-	$-

Cobalt interests
Voisey’s Bay	$321,635	$40,825	$362,460	$330,795	$40,826	$371,621

	$4,071,283	$1,770,195	$5,841,478	$4,163,170	$1,742,627	$5,905,797

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)
Comprised of the Minto, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose and Curipamba gold interests.

4)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Cozamin, Blackwater and Curipamba silver interests.

Acquisition of Curipamba Precious Metals Purchase Agreement
On January 17, 2022, the Company announced that it had entered into a PMPA (the “Curipamba PMPA”) with Adventus Mining Corporation (“Adventus”) in respect of gold and silver production from the Curipamba Project located in Ecuador (the “Curipamba Project”). Under the Curipamba PMPA, Wheaton will purchase an amount of gold equal to 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% of payable gold production for the life of the mine and an amount of silver equal to 75% of the payable silver production until 4.6 million ounces have been delivered, thereafter dropping to 50% for the life of mine. Under the terms of the Curipamba PMPA, the Company is committed to pay Adventus total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction and $500,000 of which will be paid to support certain local community development initiatives around the Curipamba Project. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing production payments for the gold and silver ounces delivered equal to 18% of the spot prices until the value of gold and silver delivered, net of the production payment, is equal to the upfront consideration of $175.5 million, at which point the production payment will increase to 22% of the spot prices.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [7
2
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

Acquisition of Marathon Precious Metals Purchase Agreement
On January 26, 2022, the Company entered into a PMPA with Gen Mining (the “Marathon PMPA”) in respect of gold and platinum production from the Marathon Project located in Ontario, Canada (the “Marathon Project”). Under the Marathon PMPA, Wheaton will purchase an amount of gold equal to 100% of the payable gold production until 150,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine and an amount of platinum production equal to 22% of the payable platinum production until 120,000 ounces have been delivered, thereafter dropping to 15% for the life of mine. Under the terms of the Marathon PMPA, the Company is committed to pay Gen Mining total upfront cash consideration of $192 million (Cdn$240 million), $16 million (Cdn$20 million)
of which was paid on March 31, 2022, $16 million (Cdn$20 million)
of which will be paid prior to construction to be used for the development of the Marathon Project,
and
 the remainder
to be paid
in four staged installments during construction, subject to various customary conditions being satisfied and pre-determined completion tests. I
n
 addition, Wheaton will make ongoing production payments for the gold and platinum ounces delivered equal to 18% of the spot prices until the value of gold and platinum delivered, net of the production payment, is equal to the upfront consideration of Cdn$240 million, at which point the production payment will increase to 22% of the spot prices.
Acquisition of Goose Precious Metals Purchase Agreement
On February 8, 2022, the Company announced that it had entered into a PMPA (the “Goose PMPA”) with Sabina Gold & Silver Corp. (“Sabina”) in respect of gold production from the Goose Project, part of Sabina’s Back River Gold District located in Nunavut, Canada (the “Goose Project”). Under the Goose PMPA, Wheaton will purchase an amount of gold equal to 4.15% of the payable gold production until 130,000 ounces have been delivered, dropping to 2.15% until 200,000 ounces have been delivered, and thereafter dropping to 1.5% of the payable gold production for the life of mine. Under the terms of the Goose PMPA, the Company is committed to pay Sabina an upfront payment of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions. In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $125 million, at which point the production payment will increase to 22% of the spot gold price.
Amendment to the Marmato PMPA
On March 21, 2022, the Company amended its PMPA with Aris Gold Corporation (“Aris Gold”) in respect of the Marmato PMPA. Under the terms of the amended agreement, Wheaton will purchase 10.5% of the gold production and 100% of the silver production from the Marmato Upper and Lower mines until 310,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 5.25% of the gold production and 50% of the silver production for the life of mine. This increases the gold stream from the original Marmato PMPA under which Wheaton was entitled to purchase 6.5% of the gold production until 190,000 ounces were delivered, after which the stream was to drop to 3.25% of the gold production. The silver stream is unchanged. Under the terms of the amended Marmato PMPA, the Company is committed to pay Aris Gold total upfront cash payments of $175 million ($65 million relating to the increase in the gold stream). Of this amount, $53 million ($15 million relating to the increase in the gold stream) has been paid and the remaining amount is payable during the construction of the Marmato Lower Mine, subject to customary conditions.

13.	Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 27 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [7
3
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date 1	Upfront Consideration to be Paid 1, 2	Total Upfront Consideration¹	Gold		Silver		Term of Agreement
Toroparu	GCM	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine
Cotabambas	Panoro	Peru	12,250	127,750	140,000	25	% ³	100	% ³	Life of Mine
Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%		100%		Life of Mine

			$44,602	$323,750	$368,352

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 27 for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Kutcho	– Contract Modifications
As discussed in Note 1
5
, on February 18, 2022, the Company agreed to modify the Kutcho Early Deposit Agreement, including the elimination of the drop-down in attributable gold and silver to 66.7% once certain thresholds had been achieved, and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

14.	Mineral Royalty Interests
On January 5, 2021, the Company paid $3 million for an existing 2.0% net smelter return royalty interest on the first 600,000 ounces of gold mined from ore extracted from the Brewery Creek quartz mineral claims located in the Yukon Territories, Canada owned by Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp. (“Golden Predator”) and any mineral tenure derived therefrom, and a 2.75% net smelter returns royalty interest thereafter (the “Brewery Creek Royalty”). The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of Cdn$2 million to Wheaton.
Additionally, the Company has a 0.5% net smelter return royalty interest in the Metates properties (the “Metates Royalty”) located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Metates Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.
To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

15.	Convertible Notes Receivable
Kutcho Copper Corp.
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which had a seven year term to maturity, carried interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first seven interest payments. The deferred interest carried interest at 15% per annum, compounded semi-annually.
In addition to the Kutcho Convertible Note, on November 25, 2019, the Company entered into a non-revolving
term loan with Kutcho, under which Kutcho had drawn $0.8 million (Cdn$1.0 million). The credit facility carried interest at 15% per annum, compounded monthly.
Effective February 18, 2022, the Company agreed to settle and terminate the Kutcho Convertible Note and the non-revolving
term loan with Kutcho in exchange for shares of Kutcho valued at $6.7 million in addition to certain other modifications to the Kutcho Early Deposit Agreement, including the elimination of the drop-down in attributable gold and silver to 66.7% once certain thresholds had been achieved, and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [7
4
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

Convertible Notes Receivable Valuation Summary
The fair value of the Kutcho Convertible Note, which was not traded in an active market, was determined by reference to the value of the shares the Company would receive if the right to convert the note into shares was exercised.
A summary of the fair value of the Kutcho Convertible Note and the fair value changes recognized as a component of the Company’s net earnings during the six months ended June 30, 2022 and 2021 is presented below:

	Six Months Ended June 30, 2022

(in thousands)	Fair Value at Dec 31, 2021	Amount Advanced	Termination	Fair Value Adjustment Gains (Losses)	Fair Value at Jun 30, 2022

Kutcho	$17,086	$-	$(15,706)	$(1,380)	$-

	Six Months Ended June 30, 2021

(in thousands)	Fair Value at Dec 31, 2020	Amount Advanced	Termination	Fair Value Adjustment Gains (Losses)	Fair Value at Jun 30, 2021

Kutcho	$11,353	$-	$-	$4,626	$15,979

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [7
5
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

16.	Long-Term Equity Investments

	June 30	December 31
(in thousands)	2022	2021
Common shares held	$60,103	$59,941
Warrants held	696	1,536

Total long-term equity investments	$60,799	$61,477
Common Shares Held

	Three Months Ended June 30, 2022

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Mar 31, 2022	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) 1	Fair Value at Jun 30, 2022	Realized Gain on Disposal

Bear Creek	13,264	8.70%	$11,358	$-	$-	$(3,123)	$8,235	$-
Sabina	31,095	5.67%	34,476	2,633	-	(11,530)	25,579	-
Kutcho	18,640	14.97%	8,502	-	-	(4,162)	4,340	-
Other			37,008	-	-	(15,059)	21,949	-

Total			$91,344	$2,633	$-	$(33,874)	$60,103	$-

1)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended June 30, 2021

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Mar 31, 2021	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) 1	Fair Value at Jun 30, 2021	Realized Gain on Disposal

Bear Creek	13,264	10.70%	$22,889	$-	$-	$(5,551)	$17,338	$-
Sabina	11,700	3.36%	16,841	-	-	(321)	16,520	-
Other			44,106	2,377	-	3,546	50,029	-

Total			$83,836	$2,377	$-	$(2,326)	$83,887	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [7
6
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

	Six Months Ended June 30, 2022

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) 1	Fair Value at Jun 30, 2022	Realized Gain on Disposal

Bear Creek	13,264	8.70%	$12,764	$-	$-	$(4,529)	$8,235	$-

Sabina	31,095	5.67%	13,381	19,833	-	(7,635)	25,579	-

Kutcho	18,640	14.97%	-	11,721	-	(7,381)	4,340	-

Other			33,796	2,392	-	(14,239)	21,949	-

Total			$59,941	$33,946	$-	$(33,784)	$60,103	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Six Months Ended June 30, 2021

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2020	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Jun 30, 2021	Realized Gain on Disposal

Bear Creek	13,264	10.70%	$32,609	$-	$-	$(15,271)	$17,338	$-

Sabina	11,700	3.36%	30,233	-	-	(13,713)	16,520	-

First Majestic	-	0.00%	95,984	-	(112,188)	16,204	-	60,530

Other			37,415	2,377	-	10,237	50,029	-

Total			$196,241	$2,377	$(112,188)	$(2,543)	$83,887	$60,530

1)	Disposals during 2021 were made in order to capitalize on the share appreciation resulting from the strong commodity price environment.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.
The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.
By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [7
7
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

17.	Property, Plant and Equipment

	June 30, 2022
(in thousands)	Leasehold Improvements	Right of Use Assets- Property	Other	Total
Cost
Balance - January 1, 2022	$4,382	$4,793	$4,856	$14,031
Additions	-	-	96	96
Disposals	(4)	-	(7)	(11)
Balance - June 30, 2022	$4,378	$4,793	$4,945	$14,116
Accumulated Depreciation
Balance - January 1, 2022	$(3,226)	$(2,196)	$(3,100)	$(8,522)
Disposals	4	-	7	11
Depreciation	(161)	(383)	(247)	(791)
Balance - June 30, 2022	$(3,383)	$(2,579)	$(3,340)	$(9,302)
Net book value - June 30, 2022	$995	$2,214	$1,605	$4,814

	December 31, 2021
(in thousands)	Leasehold Improvements	Right of Use Assets- Property	Other	Total
Cost
Balance - January 1, 2021	$4,382	$4,793	$4,131	$13,306
Additions	-	-	730	730
Disposals	-	-	(5)	(5)
Balance - December 31, 2021	$4,382	$4,793	$4,856	$14,031
Accumulated Depreciation
Balance - January 1, 2021	$(2,906)	$(1,444)	$(2,667)	$(7,017)
Disposals	-	-	5	5
Depreciation	(320)	(752)	(438)	(1,510)
Balance - December 31, 2021	$(3,226)	$(2,196)	$(3,100)	$(8,522)

Net book value - December 31, 2021	$1,156	$2,597	$1,756	$5,509

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [7
8
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

18.	Credit Facilities

18.1.	Sustainability-Linked Revolving Credit Facility

	June 30	December 31
(in thousands)	2022	2021
Current portion	$-	$-
Long-term portion	-	-

Gross bank debt outstanding 1	$-	$-

1)	There is $5 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other (see Note 26).
On July 18, 2022, the term of the Company’s $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on July 18, 2027.
The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at June 30, 2022.
At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i)
the Secured Overnight Financing Rate (“SOFR”)
plus 1.10% to 2.30%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Under both options, the interest rate shall not be less than 0%.
 In connection with the extension, the interest rate paid on drawn amounts and standby fees will be adjusted by up to +/- 0.05% and +/- 0.01%, respectively, based upon the Company’s performance in three sustainability-related areas including climate change, diversity
and overall performance in sustainability.
The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [7
9
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

18.2.	Lease Liabilities
The lease liability on the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

	June 30	December 31
(in thousands)	2022	2021
Current portion	$824	$813
Long-term portion	1,619	2,060

Total lease liabilities	$2,443	$2,873
The maturity analysis, on an undiscounted basis, of these leases is as follows:

June 30
(in thousands)	2022
Not later than 1 year	$895
Later than 1 year and not later than 5 years	1,677
Later than 5 years	-

Total lease liabilities	$2,572

18.3.	Finance Costs
A summary of the Company’s finance costs associated with the above facilities during the period is as follows:

		Three Months Ended June 30		Six Months Ended June 30

(in thousands)	Note	2022	2021	2022	2021

Interest Expense During Period
Average principal outstanding during period		$-	$-	$-	$39,011
Average effective interest rate during period	18.1	n.a.	n.a.	n.a.	1.17%
Total interest expense incurred during period		$-	$-	$-	$229
Costs related to undrawn credit facilities	18.1	1,297	1,325	2,639	2,636
Interest expense - lease liabilities	18.2	24	32	50	65
Letters of guarantee	5.3	68	-	122	-
Total finance costs		$1,389	$1,357	$2,811	$2,930

19.	Issued Capital

	Note	June 30	December 31
(in thousands)		2022	2021

Issued capital

Share capital issued and outstanding: 451,692,192 common shares (December 31, 2021: 450,863,952 common shares)	19.1	$3,729,300	$3,698,998

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [

]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

19.1.	Shares Issued
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at June 30, 2022, the Company had no preference shares outstanding.
A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2021 to June 30, 2022 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2021	449,458,394

Share purchase options exercised 1	258,000	Cdn$23.24

Restricted share units released 1	116,180	Cdn$0.00

At March 31, 2021	449,832,574

Share purchase options exercised 1	31,745	Cdn$28.29

Restricted share units released 1	700	Cdn$0.00

Dividend reinvestment plan 2	406,470	US$44.13

At June 30, 2021	450,271,489

Share purchase options exercised 1	109,135	Cdn$28.05

Dividend reinvestment plan 2	483,328	US$42.66

At December 31, 2021	450,863,952

Share purchase options exercised 1	329,480	Cdn$28.84

Restricted share units released 1	87,838	Cdn$0.00

At March 31, 2022	451,281,270

Share purchase options exercised 1	434	Cdn$50.36

Dividend reinvestment plan 2	410,488	US$44.53

At June 30, 2022	451,692,192

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 1%.

At the Market Equity Program
The Company has established an
at-the-market
equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements.
The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.
Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at June 30, 2022, the Company has not issued any shares under the ATM program.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [

]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

19.2.	Dividends Declared

	Three Months Ended June 30				Six Months Ended June 30

(in thousands, except per share amounts)	2022		2021		2022		2021

Dividends declared per share	$0.15		$0.14		$0.30		$0.27
Average number of shares eligible for dividend	451,387		450,063		451,320		449,950

Total dividends paid	$67,708		$63,009		$135,396		$121,487

Paid as follows:
Cash	$58,613	87%	$53,943	86%	$117,117	86%	$103,549	85%
DRIP 1	9,095	13%	9,066	14%	18,279	14%	17,938	15%

Total dividends paid	$67,708	100%	$63,009	100%	$135,396	100%	$121,487	100%

Shares issued under the DRIP	218		190		410		406

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.
2)	As at June 30, 2022, cumulative dividends of $1,659 million have been declared and paid by the Company.

20.	Reserves

	Note	June 30	December 31
(in thousands)		2022	2021

Reserves
Share purchase warrants	20.1	$83,077	$83,077
Share purchase options	20.2	22,054	22,349
Restricted share units	20.3	6,356	7,196
Long-term investment revaluation reserve, net of tax	20.4	(99,214)	(65,586)

Total reserves		$12,273	$47,036

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [
8
2
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

20.1.	Share Purchase Warrants
The Company’s share purchase warrants (“warrants”) are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

Warrants outstanding	10,000,000	$ 43.75	1.00	$83,077
The warrants expire on February 28, 2023. Each warrant entitles the holder the right to purchase one of the Company’s common shares.

20.2.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two or three years.
Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out
periods.
The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing
30-month
historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Six Months Ended June 30

	2022	2021

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$60.00	Cdn$49.86

Expected dividend yield	1.32%	1.53%

Expected volatility	35%	35%

Risk-free interest rate	1.72%	0.51%

Expected option life, in years	3.0	3.0

Weighted average fair value per option granted	Cdn$13.84	Cdn$10.69

Number of options issued during the period	283,440	317,560

Total fair value of options issued (000’s)	$3,069	$2,720

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [

]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2021 to June 30, 2022 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2021	1,786,817	Cdn$	29.54

Granted (fair value - $3 million or Cdn$10.69 per option)	317,560		49.86
Exercised	(258,000)		23.24
At March 31, 2021	1,846,377	Cdn$	33.90
Exercised	(31,745)		28.29
At June 30, 2021	1,814,632	Cdn$	33.92
Exercised	(109,135)		28.05
At December 31, 2021	1,705,497	Cdn$	34.40

Granted (fair value - $3 million or Cdn$13.84 per option)	283,440		60.00
Exercised	(329,480)		28.84
At March 31, 2022	1,659,457	Cdn$	38.59

Exercised	(434)		50.36
Forfeited	(6,154)		49.86

At June 30, 2022	1,652,869	Cdn$	38.73
As it relates to share purchase options, during the three months ended June 30, 2022, the weighted average share price at the time of exercise was Cdn$64.41 per share (six months - Cdn$60.33 per share), as compared to as compared to Cdn$56.47 per share (six months - Cdn$50.02 per share) during the comparable period in 2021.

20.3.	Restricted Share Units (“RSUs”)
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.
RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification Share Based Compensation.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [8
4
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2021 to June 30, 2022 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2021	370,258	$22.40

Granted (fair value - $4 million)	96,680	39.95
Released	(116,180)	24.10
At March 31, 2021	350,758	$26.68
Released	(700)	22.12
At June 30 and December 31, 2021	350,058	$26.69

Granted (fair value - $4 million)	89,210	46.93
Released	(87,838)	28.85
At March 31, 2022	351,430	$31.28

Granted	2,570	39.39

Forfeited	(1,320)	39.95

At June 30, 2022	352,680	$31.31

20.4.	Long-Term Investment Revaluation Reserve
The Company’s long-term investments in common shares (Note 16) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.
Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [8
5
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2021 to June 30, 2022 is presented below:

(in thousands)	Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2021	$22,103	$(6,968)	$15,135

Unrealized gain (loss) on LTIs 1	(217)	(2,137)	(2,354)

Reallocate reserve to retained earnings upon disposal of LTIs 1	(60,530)	7,411	(53,119)

At March 31, 2021	$(38,644)	$(1,694)	$(40,338)

Unrealized gain (loss) on LTIs 1	(2,326)	(479)	(2,805)

At June 30, 2021	$(40,970)	$(2,173)	$(43,143)

Unrealized gain (loss) on LTIs 1	(11,457)	302	(11,155)

Reallocate reserve to retained earnings upon disposal of LTIs 1	(13,048)	1,760	(11,288)

At December 31, 2021	$(65,475)	$(111)	$(65,586)

Unrealized gain (loss) on LTIs 1	91	(194)	(103)

At March 31, 2022	$(65,384)	$(305)	$(65,689)

Unrealized gain (loss) on LTIs 1	(33,874)	349	(33,525)

At June 30, 2022	$(99,258)	$44	$(99,214)

1)	LTIs refers to long-term investments in common shares held.

21.	Share Based Compensation
The Company’s share based compensation consists of share purchase options (Note 20.2), restricted share units (Note 20.3) and performance share units (Note 21.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

21.1.	Performance Share Units (“PSUs”)
The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year
performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.
Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [8
6
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2021 to June 30, 2022 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2021	593,150	$29,081

Granted	134,180	-

Accrual related to the fair value of the PSUs outstanding	-	305

Foreign exchange adjustment	-	292

At March 31, 2021	727,330	$29,678

Accrual related to the fair value of the PSUs outstanding	-	6,672

Foreign exchange adjustment	-	198

Paid	(213,820)	(16,929)

At June 30, 2021	513,510	$19,619

Accrual related to the fair value of the PSUs outstanding	-	7,027

Foreign exchange adjustment	-	(341)

At December 31, 2021	513,510	$26,305

Granted	129,140	-

Accrual related to the fair value of the PSUs outstanding	-	8,625

Foreign exchange adjustment	-	307

Forfeited	(3,970)	(65)

At March 31, 2022	638,680	$35,172

Accrual related to the fair value of the PSUs outstanding	-	111

Foreign exchange adjustment	-	(530)

Paid	(184,780)	(18,247)
At June 30, 2022	453,900	$16,506
A summary of the PSUs outstanding at June 30, 2022 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Jun 30, 2022	PSU Liability at Jun 30, 2022
2019	2022	1,950	$42.40	200%	100%	165
2020	2023	192,600	$40.34	199%	76%	11,823
2021	2024	130,210	$39.87	180%	43%	4,021
2022	2025	129,140	$39.35	100%	10%	497
		453,900				$16,506

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [8
7
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

22.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)
Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.
Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2022	2021	2022	2021
Basic weighted average number of shares outstanding	451,524	450,088	451,221	449,800
Effect of dilutive securities
Share purchase options	484	696	551	707
Share purchase warrants	-	68	-	-
Restricted share units	351	351	351	362

Diluted weighted average number of shares outstanding	452,359	451,203	452,123	450,869
The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$55.28 (six months - Cdn$55.15), compared to Cdn$54.59 (six months - Cdn$52.44) for the comparable period in 2021.

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2022	2021	2022	2021
Share purchase options	283	-	283	-
Share purchase warrants	10,000	-	10,000	10,000

Total	10,283	-	10,283	10,000

23.	Supplemental Cash Flow Information
Change in
Non-Cash
Working Capital

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2022	2021	2022	2021

Change in non-cash working capital
Accounts receivable	$12,630	$(6,858)	$(1,972)	$(7,070)
Accounts payable and accrued liabilities	(2,140)	859	(4,353)	(1,020)
Other	(3,125)	(1,804)	(2,228)	(1,685)

Total change in non-cash working capital	$7,365	$(7,803)	$(8,553)	$(9,775)
Non-Cash
Transactions – Termination of Convertible Note Receivable and
Non-Revolving
Term Loan
As more fully described in notes 13, 15 and 16, on February 18, 2022, the Company terminated the Kutcho Convertible Note and non-revolving
term loan in exchange for shares of Kutcho valued at $6.7 million in addition to certain other modifications to the Kutcho Early Deposit Agreement (Note 13).

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [8
8
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

Non-Cash
Transactions – Payment of Dividends Under DRIP
As more fully described in Note 19.2, during the six months ended June 30, 2022, the Company declared and paid dividends to its shareholders in the amount of $0.30 per common share for total dividends of $135 million. Approximately 14% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company’s dividend reinvestment plan (“DRIP”). As a result, $117 million of dividend payments were made in cash and $18 million in common shares issued. For the comparable period in 2021, the Company declared and paid dividends to its shareholders in the amount of $0.27 per common share for total dividends of $122 million, with the payment being comprised of $104 million in cash and $18 million in common shares issued.
Cash and Cash Equivalents

	June 30	December 31
(in thousands)	2022	2021
Cash and cash equivalents comprised of:
Cash	$448,626	$126,053
Cash equivalents	-	99,992

Total cash and cash equivalents	$448,626	$226,045
Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity at inception of less than three months.

24.	Income Taxes
A summary of the Company’s income tax expense (recovery) is as follows:
Income tax recognized in net earnings is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2022	2021	2022	2021
Current income tax expense (recovery)	$(819)	$(726)	$78	$(6,139)
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$2,849	$2,423	$9,123	$13,936
Write down (reversal of write down) or recognition of prior period temporary differences	(1,829)	(2,583)	(8,329)	(9,185)
Total deferred income tax expense (recovery)	$1,020	$(160)	$794	$4,751
Income tax expense (recovery) recognized in net earnings	$201	$(886)	$872	$(1,388)
Income tax recognized as a component of OCI is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2022	2021	2022	2021
Income tax expense (recovery) related to LTIs - common shares held	$(349)	$479	$(155)	$2,616

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [8
9
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2022	2021	2022	2021
Income tax expense (recovery) recognized in equity	$292	$463	$(500)	$(1,107)
The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2022	2021	2022	2021

Earnings before income taxes	$149,275	$165,238	$307,414	$326,738
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense (recovery) based on above rates	$40,305	$44,614	$83,002	$88,219
Non-deductible portion of capital losses (non-taxable portion of capital gains)	-	-	(1,052)	-
Non-deductible stock based compensation and other	627	130	1,099	893
Differences in tax rates in foreign jurisdictions	(37,177)	(39,919)	(76,056)	(82,361)
Current period unrecognized temporary differences	(1,725)	(3,128)	2,208	1,046
Write down (reversal of write down) or recognition of prior period temporary differences	(1,829)	(2,583)	(8,329)	(9,185)

Income tax expense (recovery)	$201	$(886)	$872	$(1,388)
The majority of the Company’s income generating activities, including the sale of precious metals, is conducted by its 100% owned subsidiary, Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [

]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the six months ended June 30, 2022 and the year ended December 31, 2021 is shown below:

	Six Months Ended June 30, 2022
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Deferred tax assets
Non-capital loss carryforward 1	$6,967	$2,339	$-	$503	$9,809
Other 2	1,325	92	192	-	1,609
Deferred tax liabilities
Interest capitalized for accounting	(87)	-	-	-	(87)
Debt financing fees 3	(737)	19	-	-	(718)
Kutcho Convertible Note	-	112	(112)	-	-
Unrealized gains on long-term investments	(170)	28	75	-	(67)
Mineral stream interests 4	(7,298)	(3,346)	-	-	(10,644)
Foreign withholding tax	(100)	(38)	-	-	(138)
Total	$(100)	$(794)	$155	$503	$(236)

1)	As at June 30, 2022, the Company had recognized the tax effect on $36 million of non-capital losses against deferred tax liabilities.
2)	Other includes capital assets, cobalt inventory, charitable donation carryforward, and PSU and pension liabilities.
3)
Debt and share financing fees are deducted over a five year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

4)
The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production
basis as described in Note 4.2.

	Year Ended December 31, 2021
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Deferred tax assets
Non-capital loss carryforward	$5,894	$967	$-	$106	$6,967
Capital loss carryforward	761	-	(761)	-	-
Other	5,500	(4,175)	-	-	1,325
Deferred tax liabilities
Interest capitalized for accounting	(87)	-	-	-	(87)
Debt and share financing fees	(728)	(9)	-	-	(737)
Unrealized gains on long-term investments	(7,808)	20	7,618	-	(170)
Mineral stream interests	(3,532)	(3,766)	-	-	(7,298)
Foreign withholding tax	(214)	114	-	-	(100)
Total	$(214)	$(6,849)	$6,857	$106	$(100)

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [
9
1
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

Deferred income tax assets in Canada not recognized are shown below:

	June 30	December 31
(in thousands)	2022	2021
Non-capital loss carryforward 1	$17,674	$19,293
Mineral stream interests	39,842	41,642
Other	5,756	8,149
Kutcho Convertible Note	-	901
Unrealized losses on long-term investments	14,092	9,593

Total	$77,364	$79,578

1)	As at June 30, 2022, the Company had not recognized the tax effect on $65 million of non-capital losses as a deferred tax asset.

25.	Other Current Assets
The composition of other current assets is shown below:

		June 30	December 31
(in thousands)	Note	2022	2021
Non-revolving term loan	15	$-	$816
Prepaid expenses		3,942	2,525
Cobalt inventory		11,950	8,712
Other		268	49

Total other current assets		$16,160	$12,102

26.	Other Long-Term Assets
The composition of other long-term assets is shown below:

		June 30	December 31
(in thousands)	Note	2022	2021
Intangible assets		$2,461	$2,652
Debt issue costs - Revolving Facility	18.1	5,008	5,620
Other		3,851	6,939

Total other long-term assets		$11,320	$15,211

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [9
2
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

27.	Commitments and Contingencies
Mineral Stream Interests
The following table summarizes the Company’s commitments to make per-ounce
cash payments for gold, silver, palladium and platinum and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased										Per Unit of Measurement Cash Payment 1										Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Platinum		Gold		Silver		Palladium		Cobalt		Platinum

Peñasquito	0%		25%		0%		0%		0%		n/a		$4.36		n/a		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%		100%		0%		0%		0%		$412	²	$6.08 ²		n/a		n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		0%		$416		n/a		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		0%		$400		n/a		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		0%		n/a		20%		n/a		n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable	³	0%	³	0%		0%		0%		$624		n/a		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	4	0%		0%		18%	5	n/a		18%	5	n/a		n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	6	0%		n/a		n/a		n/a		18%	7	n/a		Life of Mine	11-Jun-18
Marathon	100%	8	0%		0%		0%		22%	8	18%	5	n/a		n/a		n/a		18%	5	Life of Mine	26-Jan-22
Other
Los Filos	0%		100%		0%		0%		0%		n/a		$4.53		n/a		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		0%		n/a		$4.53		n/a		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	9	0%		0%		0%		n/a		$9.05 10		n/a		n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		0%		n/a		$11.54		n/a		n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		0%		n/a		$4.42		n/a		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100%	¹¹	0%		0%		0%		n/a		50%		n/a		n/a		n/a		50 years	5-Jun-07
Minto	100	% ¹²	100%		0%		0%		0%		65%	¹³	$4.35		n/a		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		0%		n/a		variable	14	n/a		n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		0%		n/a		$3.90		n/a		n/a		n/a		Life of Mine	8-Sep-09
Copper World 15	100%		100%		0%		0%		0%		$450		$3.90		n/a		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		0%		n/a		$4.00		n/a		n/a		n/a		Life of Mine	n/a 16
777	50%		100%		0%		0%		0%		$429 ²		$6.32 ²		n/a		n/a		n/a		Life of Mine	8-Aug-12
Marmato	10.5%	1 7	100%	17	0%		0%		0%		18%	18	18%	18	n/a		n/a		n/a		Life of Mine	5-Nov-20
Cozamin	0%		50%	19	0%		0%		0%		n/a		10%		n/a		n/a		n/a		Life of Mine	11-Dec-20
Santo Domingo	100%	20	0%		0%		0%		0%		18% 5		n/a		n/a		n/a		n/a		Life of Mine	24-Mar-21
Fenix	6%	21	0%		0%		0%		0%		18% 5		n/a		n/a		n/a		n/a		Life of Mine	15-Nov-21
Blackwater	8%	22	50%	22	0%		0%		0%		35%		18%	5	n/a		n/a		n/a		Life of Mine	13-Dec-21
Curipamba	50%	23	75%	23	0%		0%		0%		18% 5		18%	5	n/a		n/a		n/a		Life of Mine	17-Jan-22
Goose	4.15%	24	0%		0%		0%		0%		18% 5		n/a		n/a		n/a		n/a		Life of Mine	8-Feb-22
Early Deposit
Toroparu	10%		50%		0%		0%		0%		$400		$3.90		n/a		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	25	100%	25	0%		0%		0%		$450		$5.90		n/a		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%		100%		0%		0%		0%		20%		20%		n/a		n/a		n/a		Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.48, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)
The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)
To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%, respectively.
9)	Per annum the Company will purchase an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess.
10)
Should the market price of silver exceed $20 per ounce, in addition to the $9.05 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $19.05 per ounce of silver delivered.

11)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [9
3
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US
Dollars)

12)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
13)
The Company is currently negotiating an amendment to the Minto PMPA such that the cash payment per ounce of gold delivered will be the lower of 65% of the spot price of gold and $1,250. This proposed amended pricing will end on the earlier of (i) January 27, 2023; or (ii) once 27,000 ounces of gold have been delivered to the Company. Once this proposed amended pricing ends, the cash payment per ounce of gold delivered will be the lower of 50% of the spot price of gold and $1,000. In the event that the parties are unable to finalize the terms of the proposed amendment, the production payment will remain as set out in the existing Minto PMPA, being a fixed price of $325 per ounce.

14)
The price paid per ounce of silver delivered under the Keno Hill PMPA is between 10% of the spot price of silver when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

15)	Copper World Complex (formerly referred to as Rosemont in these financial statements).
16)	Terms of the agreement not yet finalized.
1 7 )
Once Wheaton has received 190,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 3.25% and 50%, respectively.

1 8 )	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
1 9 )	Once Wheaton has received 10 million ounces under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
20)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
21)
Once the Company has received 90,000
ounces of gold under the Fenix PMPA, the Company attributable gold production will be reduced to
 4%
until 140,000 ounces have been delivered, after which the stream drops to
3.5%.

22)	Once the Company has received 279,908 ounces of gold and 17.8 million ounces of silver under the Blackwater PMPA, the attributable gold and silver production will be reduced to 4% and 33%.
2 3 )	Once the Company has received 145,000 ounces of gold and 4.6 million ounces of silver under the Curipamba PMPA, the attributable gold and silver production will be reduced to 33% and 50%.
2 4 )
The Company is committed to purchase 4.15% of Goose gold production until 130,000 ounces are delivered to the Company, thereafter 2.15% of Goose gold production until 200,000 ounces are delivered to the Company and 1.5% of Goose gold production thereafter for the life of mine.

2 5 )
Once 90
million silver equivalent ounces attributable to Wheaton have been produced under the Cotabambas PMPA, the attributable production will decrease to
16.67
% of gold production and 66.67% of silver production for the life of mine.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [9
4
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2022	2023 - 2024	2025 - 2026	After 2026	Sub-Total	Other Commitments	Total

Payments for mineral stream interests
Copper World 1	$-	$-	$-	$-	$-	$231,150	$231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Marmato	-	-	-	-	-	122,000	122,000
Santo Domingo	-	-	-	-	-	260,000	260,000
Salobo 2	-	646,000	-	-	646,000	-	646,000
Fenix Gold	-	-	-	-	-	25,000	25,000
Blackwater	-	-	-	-	-	141,000	141,000
Marathon	15,519	-	-	-	15,519	155,195	170,714
Curipamba	13,000	-	-	-	13,000	162,500	175,500
Goose	-	-	-	-	-	125,000	125,000

Payments for early deposit mineral stream interest
Toroparu 3	-	138,000	-	-	138,000	-	138,000
Cotabambas	750	1,000	-	-	1,750	126,000	127,750
Kutcho	-	-	-	-	-	58,000	58,000
Leases liabilities	448	1,817	308	-	2,573	-	2,573

Total contractual obligations	$29,717	$786,817	$308	$-	$816,842	$1,438,245	$2,255,087

1)	Copper World Complex (formerly referred to as Rosemont in these financial statements). Figure includes contingent transaction costs of $1 million.
2)
As more fully explained on the following page, assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million.

3)	The Company anticipates construction to begin in this period.
Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the
Copper World Complex (formerly referred to as Rosemont in these financial statements)
and other customary conditions and the balance of $180 million being advanced once project costs incurred on the
Copper World Complex
exceed $98 million and certain other customary conditions. Under the
Copper World Complex
PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.
As per Hudbay’s press release of May 12, 2022, the Ninth Circuit affirmed the U.S. District Court for Arizona’s previous decision to vacate and remand the Final Record of Decision for the Rosemont deposit within the Copper World Complex in Arizona.
Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.
Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Gold total upfront cash payments of $110 million. Of this amount, $34 million was paid on April 15, 2021; $4 million was paid on February 28, 2022; and the remaining amount is payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions. Under the amended terms of the Marmato PMPA, the Company is committed to pay Aris Gold an additional cash consideration of $65 million, $15 million of which was paid to Aris Gold

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [95]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

on April 11, 2022 and the remaining $50 million is payable during the construction and development of the Lower Mine.
Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone total upfront cash payments of $290 million, $30 million of which was paid on April 21, 2021 and the remaining portion of which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.
Salobo
The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the second half of 2022 with a
15-month
ramp-up
period, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa.
If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $892 million if throughput is expanded beyond 40 Mtpa by January 1, 2023. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) during 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.
Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay total cash consideration of $50 million, of which $25 million was paid on March 25, 2022. The remaining $25 million is payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions.
On June 28, 2022, Rio2 provided an update on the Fenix Gold environmental assessment process. The Environmental Assessment Service (“SEA”) published the Consolidation Evaluation Report with the recommendation to reject the EIA as it has been alleged that Rio2 has not provided enough information during the evaluation process to eliminate adverse impacts over the chinchilla, guanaco, and vicuña. On July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted to not approve the EIA. Following this decision, Rio2 provided a further update on July 11, 2022, stating that Rio2 along with its Chilean environmental and legal advisor, are currently evaluating options to continue to advance the project.
The Company’s management has determined that no indicator of impairment existed as of the balance sheet date and will continue to monitor Rio2’s response to this decision.
Blackwater
Under the terms of the Blackwater Silver PMPA, the Company is committed to pay total upfront consideration of $141 million, which is payable in four equal installments during the construction of the Blackwater Project, subject to customary conditions being satisfied.
Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay total upfront cash consideration of $192 million (Cdn$240 million), $16 million (Cdn$20 million) of which was paid on March 31, 2022, $16 million (Cdn$20 million) of which will be paid prior to construction to be used for the development of the Marathon Project, and the remainder to be paid in four staged installments during construction, subject to various customary conditions being satisfied.
Curipamba
Under the terms of the Curipamba PMPA, the Company is committed to pay total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction
and $500,000 of which will be paid to support certain local community development initiatives around the Curipamba Project. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied.
Goose
Under the terms of the Goose PMPA, the Company is committed to pay total upfront cash consideration of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [96]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X, a subsidiary of GCM, an additional $138 million, payable on an installment basis to partially fund construction of the mine. GCM is to deliver certain feasibility documentation by December 31, 2022. Following the delivery of this documentation (or after
December 31, 2022 if the feasibility documentation has not been delivered to Wheaton by such date) Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.
Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $12 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $2 million to Panoro, spread over up to two
years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.
Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.
Canada Revenue Agency – Canada Revenue Agency – 2013 to 2016 Taxation Years – Domestic Reassessments
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production
basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).
In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately
$2 million.
Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.
Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.
Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.
It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [97]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [9
8
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

28.	Segmented Information
Operating Segments
The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended June 30, 2022
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	$90,842	$20,193	$16,187	$54,462	$70,649	$2,407,579
Sudbury 1	14,780	3,167	8,630	2,983	11,613	294,485
Constancia	13,915	3,063	2,014	8,838	10,686	98,930
San Dimas	19,910	6,630	2,760	10,520	13,280	161,350
Stillwater	4,917	893	1,127	2,897	4,024	217,530
Other 2	13,478	5,243	412	7,823	8,529	419,696

Total gold interests	$157,842	$39,189	$31,130	$87,523	$118,781	$3,599,570

Silver
Peñasquito	$47,102	$9,139	$7,475	$30,488	$37,963	$306,742
Antamina	26,448	5,206	8,308	12,934	21,242	561,383
Constancia	11,101	3,004	3,139	4,958	7,784	198,672
Other 3	45,577	15,485	11,944	18,148	30,198	577,944

Total silver interests	$130,228	$32,834	$30,866	$66,528	$97,187	$1,644,741

Palladium
Stillwater	$7,203	$1,378	$1,348	$4,477	$5,825	$229,855

Platinum
Marathon	$-	$-	$-	$-	$-	$4,852

Cobalt
Voisey’s Bay	$7,649	$1,542	$2,338	$3,769	$13,797	$362,460

Total mineral stream interests	$302,922	$74,943	$65,682	$162,297	$235,590	$5,841,478

Other
General and administrative				$(9,685)	$(8,379)
Share based compensation				(1,608)	(18,161)
Donations and community investments				(1,160)	(1,135)
Finance costs				(1,389)	(1,011)
Other				820	(465)
Income tax				(201)	(80)

Total other				$(13,223)	$(29,231)	$607,217

Consolidated				$149,074	$206,359	$6,448,695

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating
777
, Minto and Marmato gold interests as well as the
non-operating
Copper World Complex (formerly referred to as Rosemont in these financial statements),
Santo Domingo, Fenix, Blackwater, Marathon, Curipamba and Goose gold interests.

On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating
Loma de La Plata,
Stratoni,
Pascua-Lama,
Copper World Complex (formerly referred to as Rosemont in these financial statements),

Blackwater and Curipamba silver interests.
 On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. The Stratoni mine was placed into care and maintenance during Q4-2021.
On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [9
9
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

Three Months Ended June 30, 2021
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	$103,039	$23,613	$21,411	$58,015	$79,426	$2,468,716
Sudbury 1	12,618	2,778	7,115	2,725	10,262	310,120
Constancia	4,174	947	731	2,496	3,227	104,310
San Dimas	20,167	6,925	3,615	9,627	13,242	175,275
Stillwater	4,629	838	1,022	2,769	3,791	222,069
Other 2	17,666	5,442	1,217	11,007	12,238	65,296

Total gold interests	$162,293	$40,543	$35,111	$86,639	$122,186	$3,345,786

Silver
Peñasquito	$49,133	$7,909	$6,542	$34,682	$41,223	$336,314
Antamina	39,903	8,074	11,284	20,545	31,013	601,117
Constancia	7,865	1,777	2,230	3,858	6,088	212,197
Other 3	52,554	16,456	10,205	25,893	34,132	608,588

Total silver interests	$149,455	$34,216	$30,261	$84,978	$112,456	$1,758,216

Palladium
Stillwater	$10,822	$1,946	$1,712	$7,164	$8,876	$237,407

Cobalt
Voisey’s Bay	$7,823	$1,740	$3,224	$2,859	$2,052	$222,106

Total mineral stream interests	$330,393	$78,445	$70,308	$181,640	$245,570	$5,563,515

Other
General and administrative				$(8,904)	$(8,573)
Share based compensation				(7,978)	(16,926)
Donations and community investments				(1,583)	(1,075)
Finance costs				(1,357)	(978)
Other				3,420	(1,582)
Income tax				886	(21)

Total other				$(15,516)	$(29,155)	$417,951

Consolidated				$166,124	$216,415	$5,981,466

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating
Copper World Complex gold interest (formerly referred to as Rosemont in these financial statements). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

3)
Where a silver interest represents less than 10% of
the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, Minto, Keno Hill, 777, Marmato and Cozamin silver interests as well as the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont in these financial statements) and Pascua-Lama silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [

]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

Six Months Ended June 30, 2022
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	$170,407	$37,889	$30,371	$102,147	$132,517	$2,407,579
Sudbury 1	21,689	4,651	12,684	4,354	17,038	294,485
Constancia	33,555	7,388	4,859	21,308	26,168	98,930
San Dimas	38,756	12,855	5,373	20,528	25,901	161,350
Stillwater	9,835	1,757	2,255	5,823	8,078	217,530
Other 2	29,275	11,781	623	16,871	17,351	419,696

Total gold interests	$303,517	$76,321	$56,165	$171,031	$227,053	$3,599,570

Silver
Peñasquito	$99,829	$18,679	$15,276	$65,874	$81,151	$306,742
Antamina	61,806	12,457	18,669	30,680	49,001	561,383
Constancia	26,614	6,918	7,212	12,484	19,697	198,672
Other 3	76,311	23,095	16,270	36,946	54,073	577,944

Total silver interests	$264,560	$61,149	$57,427	$145,984	$203,922	$1,644,741

Palladium
Stillwater	$16,736	$2,980	$2,975	$10,781	$13,755	$229,855

Platinum
Marathon	$-	$-	$-	$-	$-	$4,852

Cobalt
Voisey’s Bay	$25,353	$4,486	$6,517	$14,350	$17,269	$362,460

Total mineral stream interests	$610,166	$144,936	$123,084	$342,146	$461,999	$5,841,478

Other
General and administrative				$(19,089)	$(23,506)
Share based compensation				(11,509)	(18,161)
Donations and community investments				(1,973)	(1,565)
Finance costs				(2,811)	(2,088)
Other				650	333
Income tax				(872)	(113)

Total other				$(35,604)	$(45,100)	$607,217

Consolidated				$306,542	$416,899	$6,448,695

1 )	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2 )
Where a gold interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Copper World Complex (formerly referred to as Rosemont in these financial statements), Santo Domingo, Fenix, Blackwater, Marathon, Curipamba and Goose gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

3 )
Where a silver interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating Loma de La Plata, Pascua-Lama, Stratoni, Copper World Complex (formerly referred to as Rosemont in these financial statements), Blackwater and Curipamba silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [

]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

Six Months Ended June 30, 2021
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	$195,395	$44,805	$40,628	$109,962	$150,590	$2,468,716
Sudbury 1	19,306	4,254	10,896	4,156	15,480	310,120
Constancia	7,184	1,631	1,259	4,294	5,553	104,310
San Dimas	38,617	13,213	6,927	18,477	25,404	175,275
Stillwater	10,150	1,850	2,241	6,059	8,300	222,069
Other 2	26,667	8,565	1,217	16,885	18,093	65,296

Total gold interests	$297,319	$74,318	$63,168	$159,833	$223,420	$3,345,786

Silver
Peñasquito	$106,116	$17,237	$14,258	$74,621	$88,879	$336,314
Antamina	90,485	18,065	25,817	46,603	71,604	601,117
Constancia	16,936	3,860	4,847	8,229	13,076	212,197
Other 3	109,800	37,213	24,105	48,482	73,230	608,588

Total silver interests	$323,337	$76,375	$69,027	$177,935	$246,789	$1,758,216

Palladium
Stillwater	$23,097	$4,137	$3,982	$14,978	$18,960	$237,407

Cobalt
Voisey’s Bay	$10,759	$2,398	$4,305	$4,056	$1,086	$222,106

Total mineral stream interests	$654,512	$157,228	$140,482	$356,802	$490,255	$5,563,515

Other
General and administrative				$(18,639)	$(21,236)
Share based compensation				(9,608)	(16,926)
Donations and community investments				(2,188)	(1,573)
Finance costs				(2,930)	(2,207)
Other				3,301	307
Income tax				1,388	(51)

Total other				$(28,676)	$(41,686)	$417,951

Consolidated				$328,126	$448,569	$5,981,466

1 )	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2 )
Where a gold interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Copper World Complex gold interest (formerly referred to as Rosemont in these financial statements). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

3 )
Where a silver interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, Minto, Keno Hill, 777, Marmato and Cozamin silver interests as well as the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont in these financial statements) and Pascua-Lama silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On June 22, 2022, Alexco elected to temporarily suspend milling operations for five to six months to focus on advancing underground development at Keno Hill.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [
10
2
]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

Geographical Areas
The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

	Sales					Carrying Amount at June 30, 2022

(in thousands)	Three Month Ended Jun 30, 2022		Six Months Ended Jun 30, 2022		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total
North America
Canada	$37,327	12%	$80,381	13%	$613,681	$28,050	$-	$4,852	$362,460	$1,009,043
United States	12,120	4%	26,572	4%	217,530	566	229,855	-	-	447,951
Mexico	71,256	24%	148,114	24%	161,349	441,558	-	-	-	602,907
Europe
Greece	(62)	0%	3,291	1%	-	-	-	-	-	-
Portugal	6,230	2%	14,686	2%	-	18,578	-	-	-	18,578
Sweden	13,679	5%	22,668	4%	-	30,086	-	-	-	30,086
South America
Argentina/Chile 1	-	0%	-	0%	-	253,514	-	-	-	253,514
Argentina	-	0%	-	0%	-	10,889	-	-	-	10,889
Chile	-	0%	-	0%	56,529	-	-	-	-	56,529
Brazil	90,842	30%	170,407	29%	2,407,578	-	-	-	-	2,407,578
Peru	69,821	22%	141,394	23%	98,931	854,106	-	-	-	953,037
Ecuador	-	0%	-	0%	514	186	-	-	-	700
Colombia	1,709	1%	2,653	0%	43,458	7,208	-	-	-	50,666

Consolidated	$302,922	100%	$610,166	100%	$3,599,570	$1,644,741	$229,855	$4,852	$362,460	$5,841,478

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales					Carrying Amount at June 30, 2021

(in thousands)	Three Month Ended Jun 30, 2021		Six Months Ended Jun 30, 2021		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America
Canada	$39,657	12%	$60,533	9%	$317,647	$28,303	$-	$-	$222,106	$568,056
United States	15,451	5%	33,247	5%	222,069	566	237,407	-	-	460,042
Mexico	74,877	23%	155,544	24%	175,274	483,012	-	-	-	658,286
Europe
Greece	4,402	1%	7,343	1%	-	-	-	-	-	-
Portugal	11,492	3%	24,294	4%	-	19,630	-	-	-	19,630
Sweden	9,538	3%	16,982	3%	-	32,089	-	-	-	32,089
South America
Argentina/Chile 1	-	0%	-	0%	-	253,514	-	-	-	253,514
Argentina	-	0%	-	0%	-	10,889	-	-	-	10,889
Chile	-	0%	-	0%	31,269	-	-	-	-	31,269
Brazil	103,039	31%	195,395	30%	2,468,717	-	-	-	-	2,468,717

Peru	67,959	21%	157,196	23%	104,310	923,549	-	-	-	1,027,859
Colombia	3,978	1%	3,978	1%	26,500	6,664	-	-	-	33,164

Consolidated	$330,393	100%	$654,512	100%	$3,345,786	$1,758,216	$237,407	$-	$222,106	$5,563,515

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [103]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2022 (US Dollars)

29.	Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2022 equal to the dividend per common share declared in the prior quarter. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of

Directors.
On August 11
, 2022, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on August 26, 2022 and is expected to be distributed on or about September 8, 2022. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2022 SECOND QUARTER REPORT [10
4
]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE	TRANSFER AGENT
WHEATON PRECIOUS METALS CORP.	TSX Trust Company
Suite 3500	1600 – 1066 West Hastings Street
1021 West Hastings Street	Vancouver, BC V6E 3X1
Vancouver, BC V6E 0C3
Canada	Toll-free in Canada and the United States:
T: 1 604 684 9648	1 800 387 0825
F: 1 604 684 3123
Outside of Canada and the United States:
CAYMAN ISLANDS OFFICE	1 416 682 3860
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue	E: shareholderinquiries@tmx.com
Camana Bay
P.O. Box 1791 GT, Grand Cayman	AUDITORS
Cayman Islands KY1-1109	Deloitte LLP
Vancouver, BC
STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM	INVESTOR RELATIONS
New York Stock Exchange: WPM
London Stock Exchange: LSE	PATRICK DROUIN
Senior Vice President,
DIRECTORS	Sustainability & Investor Relations
GEORGE BRACK, Chairman	T: 1 604 684 9648
JOHN BROUGH	TF: 1 844 288 9878
PETER GILLIN	E: info@wheatonpm.com
CHANTAL GOSSELIN
JAIMIE DONOVAN
GLENN IVES
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Sustainability & Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development
Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

TSX | NYSE | LSE : WPM

wheatonpm.com

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Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123